Notice of Annual General Meeting

To be held in Montreal, Quebec
on Wednesday, January 27, 2010
at 11:00 a.m.

at the

Omni Mont-Royal Hotel
Salon Les Saisons
1050 Sherbrooke Street West
Montreal, Quebec
Canada

Record Date: Wednesday, December 9, 2009

Letter to Shareholders
&
MANAGEMENT PROXY CIRCULAR
Dated December 9, 2009

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	iii
Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting	iii
LETTER TO SHAREHOLDERS	iv
Annual General Meeting and Proxy Voting	v
MANAGEMENT PROXY CIRCULAR	1
PROXIES	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Record Date	2
Voting by Registered Shareholders	2
Telephone Voting	2
Internet Voting	2
Voting by Non-Registered Shareholders	2
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	3
Class A Subordinate Voting Shares and Class B Shares	3
First Preferred Shares	5
Second Preferred Shares	5
Principal Holders of Class A Subordinate Voting Shares and Class B Shares	6
BUSINESS TO BE TRANSACTED AT THE MEETING	6
NOMINEES FOR ELECTION AS DIRECTORS	8
COMMITTEE REPORTS	16
REPORT OF THE HUMAN RESOURCES COMMITTEE	16
Executive Compensation Discussion and Analysis	16
Executive Compensation Policy	16
Executive Compensation Components	19
Base Salary	20
Profit Participation Plan: Annual Cash Bonus	21
Performance Factor	21
Long-Term Incentive Plan: Share Option Plan	22
Stock Options Granted in Respect of Fiscal 2009	23
Grant Date Fair Value	23
Compensation Awarded to the Named Executive Officers for Fiscal 2009	24
Performance Graph	25
Compensation of Named Executive Officers	25
Key Features of the CGI Share Option Plan	28
Amendment of the CGI Share Option Plan	30
Equity Compensation Plan Information as of September 30, 2009	32
Compensation of Directors	32
Indebtedness of Directors and Named Executive Officers	35
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE	36
Corporate Governance Practices	36
CGI’s Shareholders	36
Mandate, Structure and Composition of the CGI Board of Directors	36
Roles and Responsibilities of the Executive Chairman and of the CEO	37
Roles and Responsibilities of the Lead Director and Standing Committee Chairs	38
Criteria for Tenure on the CGI Board of Directors	39
Nomination Process for the Board of Directors	44
Board of Directors Participation in Strategic Planning	45
Guidelines on Disclosure of Information	45
Directors’ Compensation	46
Codes of Ethics and Business Conduct	46
Relationship with Shareholders and Decisions Requiring Their Consent	47

i

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	48
External Auditors’ Independence	48
Change of External Auditor	50
OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING	52
ADDITIONAL INFORMATION	52
APPROVAL BY THE DIRECTORS	52
APPENDIX A	53
Reporting Package Related to the Change of External Auditor	53
APPENDIX B	58
Proposed resolution to approve the amendment of the Share Option Plan	58
APPENDIX C	59
Options held by Named Executive Officers	59
APPENDIX D	61
Options held by Directors	61

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Montreal, Quebec, December 9, 2009

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI GROUP INC. (“CGI” or the “Company”) will be held at the Omni Mont-Royal Hotel in the Salon Les Saisons, 1050 Sherbrooke Street West, in Montreal, Quebec, Canada, on Wednesday, January 27, 2010, at 11:00 a.m. (local time) for the following purposes:

1)           to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, comprehensive income, retained earnings and cash flows, and the auditors’ report for the fiscal year ended September 30, 2009;

2)           to elect directors;

3)           to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration;

4)           to approve the amendment proposed to be made to the Company's Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates; and

5)           to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Meeting will be broadcast live on the Company’s web site at www.cgi.com.  The webcast will also be archived afterwards.

The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.

By order of the Board of Directors,

André Imbeau
Founder, Executive Vice-Chairman of the Board
and Corporate Secretary

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we would kindly ask you to (i) complete and return the accompanying form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet.  Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular that is enclosed with this Notice.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders at the close of business on Wednesday, December 9, 2009, or their proxy holders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by our transfer agent, Computershare Investor Services Inc.

LETTER TO SHAREHOLDERS

Dear fellow shareholders,

At CGI, we are passionate about running a sound and stable business for the long-term because it generates great opportunities for all of our stakeholders.  For more than 30 years, we have maintained best practices in managing and measuring how we create long-term value, resulting in consistent performance, regardless of the economic environment.

For clients, this entails executing the fundamentals of our unique delivery model.  For our professionals whom we call members, it means adhering to the fundamentals of ownership through the CGI dream.  For shareholders, it involves applying the fundamentals of operational excellence to best manage your investment.

We repeatedly measure and manage our three stakeholders’ respective satisfaction levels so that we can continually meet or exceed their expectations and strive to maintain an equilibrium among their interests.  Our belief is that a public company must ensure that its key stakeholders’ interests are closely aligned.

It is with that objective that CGI has developed management frameworks for each of these groups.  Our Management Foundation, which includes our client, shareholder and member management frameworks, leads to quality and consistency of execution in all our operations through best in class business processes, including well-defined performance metrics.  All of our operations hold ISO 9001 certification based on the processes contained in our Management Foundation.

We rely on a set of performance indicators comprised of measures related to each of our stakeholders.  Our performance metrics are applied throughout the Company.  Global, local and comparative results are made visible and monitored at all management levels.  They are also regularly discussed with members at the business unit level.  Since our Board members are carefully selected for their operational and financial literacy and for their knowledge and experience in managing large operations, they are in a position to analyze these indicators and provide expert advice on how to continuously improve our performance.

The same principles are used to determine the compensation of our management team at all levels.  Our performance-based approach links their compensation to the achievement of business objectives.  For instance, both the awards under the Profit Participation Plan, which is our short term incentive program, and the vesting of stock options under the Share Option Plan, which is our long-term incentive program, are contingent upon the achievement of growth and profitability targets both at the business unit and enterprise level.  Stock options that do not vest are forfeited.  We feel strongly that our stock option program remains one of the best ways to incent our managers.

Our members are a team of owners, whose greatest satisfaction is being acknowledged for a job well done.  An astounding 86 percent of our members are shareholders.  This represents the single largest ownership block of CGI.  It goes without saying that their interests are closely aligned with yours.

CGI’s foundation is solid and we are dedicated to continue delivering superior results.  The Company has a very robust and stable platform for continued accelerated growth.  The scope of our operations, the enduring quality of our governance structures, and our well-defined business processes have been designed to continue to ensure that CGI remains financially strong.

This year, three new distinguished candidates are nominated for election to the Board of Directors: Messrs. Dominic D’Alessandro, Richard B. Evans and Gilles Labbé, all of whom have extensive experience and expertise in industry verticals in which the Company operates.

In addition, we would like to take this opportunity to recognize Messrs. Claude Chamberland, Gerald T. Squire and Robert Tessier who have retired from the Board of Directors and are not standing for re-election.  They have been exceptional contributors to CGI’s success and we wish to thank them warmly for their precious advice, insight and leadership over the years.

We encourage you to read our 2009 Annual Report and Management Proxy Circular in order to become better acquainted with CGI.  We are confident that, as you come to know us, you will appreciate the strength of our commitment to our shareholders.

Annual General Meeting and Proxy Voting

On behalf of CGI’s Board of Directors, management and employees, we invite you to attend the annual general meeting of shareholders that will be held at the Omni Mont-Royal Hotel, Salon Les Saisons, 1050 Sherbrooke Street West, Montreal, Quebec, Canada, on Wednesday, January 27, 2010, at 11:00 a.m. (local time).

The items of business are described in the accompanying Notice of Annual Meeting and Management Proxy Circular.

At the meeting, you will have the opportunity to hear CGI’s senior leadership discuss the highlights of our performance in 2009, which was marked by one of the most challenging economies of recent times.  These include reaching a CGI milestone of $1 billion in revenue in a single quarter, generating $630 million in cash for the year, and achieving a return on capital of 14%. You will also hear about our plans for the future and will have the opportunity to ask any questions you may have about your Company.

We encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Circular, or by presenting your signed proxy in person before the start of the meeting.

Yours sincerely,

Serge Godin Founder and Executive Chairman of the Board	Robert Chevrier Lead Director

  v

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI GROUP INC. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held on Wednesday, January 27, 2010, and at any adjournment thereof.  Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as of September 30, 2009.  All other information is, unless otherwise indicated, provided as of December 9, 2009.  All currency amounts are shown in Canadian dollars, unless otherwise indicated.

PROXIES

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally or by telephone by employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for other reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. The Company has not retained the services of any third party to solicit proxies.  Should it decide to do so, the fees payable to the proxy solicitor will not exceed $40,000.  The Company will bear all expenses in connection with the solicitation of proxies.

The persons whose appointment to act under the accompanying form of proxy solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR the matter in question.

Every proxy given to any person in the form of proxy that accompanies this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies this Management Proxy Circular. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the accompanying form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

Record Date

Only persons shown on the register of shareholders at the close of business on Wednesday, December 9, 2009, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by our transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 5:00 p.m., Montreal time, on Tuesday, January 26, 2010. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number.  Shareholders must follow the instructions of the voice-response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Internet Voting

If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Voting by Non-Registered Shareholders

Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a ‘‘nominee’’ such as a bank, a trust company, a securities broker or other financial institution.  Most of CGI’s shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to complete their form of proxy or voting instruction form if they wish to vote their shares themselves. Non-registered or beneficial shareholders who received this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company’s non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder.  Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate voting shares (“Class A subordinate voting shares”) and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of December 9, 2009, 260,047,689 Class A subordinate voting shares and 33,608,159 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share.  As of December 9, 2009, 43.6% and 56.4% of the aggregate voting rights are attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, at the holder’s option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

(i)	in payment of stock dividends;

(ii)	pursuant to the stock option plans or share purchase plans of the Company;

(iii)	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or

(iv)	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon.  In fiscal 2009, considering, among other matters, the needs for reinvestment in our operations, the scope of investment projects, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid, the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend.  The Board of Directors re-evaluates its dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other class of shares, such amendment shall, in addition, be authorized by at least two thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

Normal Course Issuer Bid and Share Repurchase

On January 27, 2009 the Board of Directors authorized the renewal of a Normal Course Issuer Bid (the “Issuer Bid”) and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 23, 2009.  The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 26,970,437 Class A subordinate voting shares for cancellation.  As at January 23, 2009, there were 269,704,375 Class A subordinate shares of the Company outstanding of which approximately 98.3% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 9, 2009 and may continue to do so until February 8, 2010, or until such earlier date when the Company completes its purchases or elects to terminate the bid.  As of December 9, 2009, the Company had purchased 20,105,524 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $11.90, representing an aggregate consideration of $239.3 million.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share.  As of December 9, 2009, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As of December 9, 2009, no Second Preferred Shares were outstanding.

Principal Holders of Class A Subordinate voting Shares and Class B Shares

As of December 9, 2009, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were:

Name	Type of Ownership	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
		Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Serge Godin	Direct and indirect	860,837	0.33%			0.29%	860,837	0.14%
	Control(a)			23,007,351	68.46%	7.83%	230,073,510	38.59%
	Control(b)			5,209,156	15.50%	1.77%	52,091,560	8.74%
	Control(c)			360,582	1.07%	0.12%	3,605,820	0.60%
Total		860,837	0.33%	28,577,089	85.03%	10.02%	286,631,727	48.07%
		Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
André Imbeau	Direct and indirect	260,516	0.10%			0.09%	260,516	0.04%
	Control(d)			3,477,071	10.35%	1.18%	34,770,710	5.83%
	Control(e)			798,588	2.38%	0.27%	7,985,880	1.34%
Total		260,516	0.10%	4,275,659	12.73%	1.54%	43,017,106	7.21%

(a)           Through 9058-0705 Québec Inc., a company controlled by Mr. Godin.
(b)           Through 3727912 Canada Inc., a company controlled by Mr. Godin.
(c)           Through 9164-7586 Québec Inc., a company controlled by Mr. Godin.
(d)           Through 9088-0832 Québec Inc., a company controlled by Mr. Imbeau.
(e)           Through 9102-7003 Québec Inc., a company controlled by Mr. Imbeau.

As of December 9, 2009, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,037,564 Class A subordinate voting shares and 33,608,159 Class B shares representing respectively 1.55% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be presented to the shareholders at the Meeting:

1.           Presentation of Financial Statements

The consolidated annual financial statements for the fiscal year ended September 30, 2009 and the report of the auditors will be placed before the Meeting.  The annual consolidated financial statements are included in our fiscal 2009 Annual Report that was mailed with the Notice of Meeting and this Management Proxy Circular to shareholders who requested the Annual Report. Additional copies of the 2009 Annual Report may be obtained from CGI upon request and will be available at the Meeting.

2.           Election of Directors

Fourteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.           Appointment of Auditors

The Board of Directors recommends that Ernst & Young LLP, Chartered Accountants, be appointed as the auditors of the Company to hold office until the next Annual General Meeting of Shareholders or until their successors are appointed.  Ernst & Young LLP are proposed to replace Deloitte & Touche LLP as the Company’s auditors.

Our decision to propose a change of external auditors was prompted by Deloitte & Touche LLP’s recent acquisition of the U.S. federal government business formerly carried on by one of CGI’s competitors.  As a result of this acquisition, the Company’s business units that provide a wide range of IT services to U.S. federal government agencies, state and local governments and to commercial enterprises, found themselves competing directly with Deloitte & Touche LLP.

You may consult the Reporting Package concerning the proposed change of auditors which is enclosed as Appendix A.  The Reporting Package contains the Change of Auditor Notice and the letters concerning the Change of Auditor Notice that the Company received from the former auditors Deloitte & Touche LLP as well as Ernst & Young LLP who are proposed to be appointed as the Company’s successor auditors.

Additional information concerning the proposed change of external auditors is presented later in this document in the report of the Audit and Risk Management Committee under the heading Change of External Auditor.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Ernst & Young LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

4.           Amendment of the CGI Share Option Plan

The Board of Directors recommends that the shareholders approve an amendment to the Company's Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”) in order to replenish and increase the maximum number of shares that may be issued under the Share Option Plan to a total of 53,600,000 shares representing 18.25% of the issued and outstanding Class A subordinate voting shares and Class B shares of the Company and a diluted overhang of 16.22%, as of December 9, 2009.

The text of the resolution proposed to be adopted at the meeting is provided as Appendix B.  Please see the heading Amendment of the CGI Share Option Plan later in this document which forms part of the report of the Human Resources Committee.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the approval of the proposed amendment to the Share Option Plan unless shareholders direct otherwise.

NOMINEES FOR ELECTION AS DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next Annual General Meeting of Shareholders or until that director’s successor is duly elected or appointed, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guidelines; the candidate’s age; the principal occupation; the province and country of residence; the year when the person first became a director; their standing committee memberships; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, the number of Deferred Stock Units (“DSUs”) of the Company (see the heading Stock Options and Deferred Stock Units Granted to Directors later in this document) and the number of stock options of the Company held; as well as the other companies on whose board of directors the candidate serves.

By filling in the accompanying form of proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

Information relating to shares beneficially owned, or over which control or direction is exercised, as well as information concerning DSUs held, has been provided by each of the candidates as of December 9, 2009.

Claude Boivin
Independent director, complies with share ownership guidelines
Age 75
St-Lambert, Quebec, Canada
Director since 1993
Member of the Human Resources Committee
Class A subordinate voting shares: 104,596 (*)
Deferred Stock Units: 7,035 (+)
Stock options: 47,047

Mr. Boivin held a number of senior positions at Hydro-Québec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is also a director of Héroux Devtek Inc., GLV Inc. and Boralex Power Income Fund.

Bernard Bourigeaud
Independent director, complies with the share ownership guidelines
Age 65
Waterloo, Belgium
Director since 2008
Member of the Human Resources Committee
Stock options: 9,000

Mr. Bourigeaud, a chartered accountant, is Chairman of BJB Consulting, a CEO to CEO consultancy business.  Until September 2007, Mr. Bourigeaud was Chairman and CEO of Atos Origin S.A., a leading global IT services company that he founded in November 2000. Prior to that, he spent eleven years at Deloitte Haskins and Sells where he headed the management consulting group.  Mr. Bourigeaud is a senior advisor to Apax Partners S.A. in France, a director of Centre d’Etude et Prospective Stratégique, an independent and multidisciplinary think-tank based in France, and he is advisor to the National Committee of French Foreign Trade also based in France.  In 2007, Mr. Bourigeaud was appointed Affiliate Professor at HEC Paris School of Management and a member of its International Advisory Board.  In 2004, he was appointed Chevalier de la Légion d’Honneur.

Jean Brassard
Independent director, complies with share ownership guidelines
Age 65
Brossard, Quebec, Canada
Director since 1978
Member of the Corporate Governance Committee
Class A subordinate voting shares: 238,475 (*)
Class B shares: 755,411 (*)
Stock options: 25,000

Mr. Brassard joined the Company in 1978 as a Vice-President. He was, until he retired in 2000, President and Chief Operating Officer of CGI. He contributed to CGI’s growth in Canada, the U.S. and Europe.  Mr. Brassard is also a director of a number of non profit organizations.

Robert Chevrier
Independent director, complies with share ownership guidelines
Age 66
Montreal, Quebec, Canada
Director since 2003
Chair of the Human Resources Committee, member of the Audit and Risk Management Committee, and Lead Director
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 15,979 (+)
Stock options: 58,958

Mr. Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.).  Mr. Chevrier is also a director of Bank of Montreal, Cascades Inc., Richelieu Hardware Ltd., and Compagnie de Saint-Gobain.

Dominic D’Alessandro
Independent director, complies with share ownership guidelines
Age 62
Toronto, Ontario, Canada
New candidate for election as director
Class A subordinate voting shares: 10,000 (*)

Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 until 2009.  During his tenure, Manulife has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers.  In recognition of his achievements, Mr. D’Alessandro was named Canada’s Most Respected CEO for 2004 and was named Canada’s Outstanding CEO for 2002 by his peers. He is an Officer of the Order of Canada. In 2006, Mr. D’Alessandro was named to the Advisory Committee on the Public Service of Canada and appointed to the North American Free Trade Agreement’s North American Competitiveness Council.

Thomas P. d’Aquino
Independent director, complies with the share ownership guidelines
Age 69
Ottawa, Ontario, Canada
Director since 2006
Member of the Corporate Governance Committee
Deferred Stock Units: 15,273 (+)
Stock options: 47,548

Mr. d’Aquino is currently Chief Executive and President of the Canadian Council of Chief Executives, a position he has held since 1981.  Mr. d’Aquino has announced that he will retire from such position effective December 31, 2009 and will join Gowlings, a leading Canadian law firm, as senior counsel and Chair of its Business Strategy and Public Policy Group.  He also served as a Special Assistant to the Prime Minister of Canada and as the founder and chief executive of Intercounsel Limited, a firm specializing in the execution of domestic and international business transactions and advising chief executives on public policy strategies. In addition to non-profit corporations, Mr. d’Aquino is also a director of Manulife Financial Corporation and Coril Holdings Ltd.

Paule Doré
Director related to CGI, complies with share ownership guidelines
Age 58
Outremont, Quebec, Canada
Director since 1995
Member of the Corporate Governance Committee
Class A subordinate voting shares: 99,774 (*)
Stock options: 14,000

Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-President and Chief Corporate Officer and Secretary until September of 2006 when she assumed the role of Advisor to the Founder and Executive Chairman, a position she held until her retirement in August of 2009.  The Board of Directors had determined that Mrs. Doré, while she is now an outside director, is a related director because she was until her retirement, an employee of CGI.  Mrs. Doré is also a director of AXA Canada.

Richard B. Evans
Independent director, complies with share ownership guidelines
Age 62
Montreal, Quebec, Canada
New candidate for election as director
Member of the Audit and Risk Management Committee
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 21 (+)
Stock options: 8,044

Mr. Evans recently retired as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd.  While with Rio Tinto, he was Chief Executive of Rio Tinto Alcan.  Prior to that he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October of 2007.  He is now Chairman of the Board of AbitibiBowater, a leading forest products company based in Montreal.  Mr. Evans was appointed as a director of CGI on September 29, 2009 to fill a vacancy.

Serge Godin
Director related to CGI, complies with share ownership guidelines
Age 60
Westmount, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 860,837 (*)
Class B shares: 28,577,089 (*)
Stock options: 3,343,980

The Board of Directors has determined that Mr. Godin is a related director because, as Founder and Executive Chairman of the Board, he is a member of CGI’s Executive Management Committee and is a key member of the Company’s senior leadership team.  Mr. Godin also owns a majority interest in the Company’s Class B shares (see the heading Principal Holders of Class A subordinate voting shares and Class B shares earlier in this document).  Mr. Godin co-founded CGI in 1976 and became its first President.  Since CGI’s inception, Mr. Godin has successfully grown the Company to become Canada’s largest independent IT services company and one of the largest independent information technology and business process services firms in the world. Throughout his career, Mr. Godin has remained active in a number of organizations promoting economic development. He is a member of the Order of Canada and of the Ordre National du Québec, and is a Laureate of the Canadian Business Hall of Fame.  He also serves on the boards of directors of the Canadian Council of Chief Executives and of the University of Waterloo.

André Imbeau
Director related to CGI, complies with share ownership guidelines
Age 60
Beloeil, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 260,516 (*)
Class B shares: 4,275,659 (*)
Stock options: 1,321,850

The Board of Directors has determined that Mr. Imbeau is a related director because, in his role as Founder, Executive Vice-Chairman of the Board and Corporate Secretary, he is a member of CGI’s Executive Management Committee and is a key member of the Company’s senior leadership team.  In addition, he holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A subordinate voting shares and Class B shares earlier in this document).  Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive Vice President and Chief Financial Officer.  His financial and operational expertise, leadership and strong commitment to teamwork significantly contributed to CGI’s track record of maintaining consistent revenue growth.  Mr. Imbeau remains responsible for creating value for all stakeholders and plays a key role in CGI’s strategic growth initiatives.

David L. Johnston
Independent director, complies with share ownership guidelines
Age 68
St. Clements, Ontario, Canada
Director since 1995
Chair of the Corporate Governance Committee
Class A subordinate voting shares: 24,114 (*)
Deferred Stock Units: 33,145 (+)
Stock options: 99,269

Mr. Johnston is President and Vice-Chancellor of the University of Waterloo following 15 years as Principal and Vice-Chancellor of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored many books including works on e-business, the information highway and corporate and securities law.  Mr. Johnston is a Companion of the Order of Canada.  He is also a director of Masco Corporation, Fairfax Financial Holdings Limited and Arise Technologies Inc. and is also a Founding Trustee of the MasterCard Foundation.

Gilles Labbé
Independent director, complies with share ownership guidelines
Age 53
Montreal, Quebec, Canada
New candidate for election as director

Mr. Labbé is President and Chief Executive Officer, and a director, of Héroux Devtek Inc., an aerospace and industrial products manufacturer, a position he has held since June 2000.  A Fellow Chartered Accountant, Mr. Labbé is the recipient of numerous business awards and is also a director of the Aerospace Industries Association of Canada, and Aéro Montreal.

Eileen A. Mercier
Independent director, complies with share ownership guidelines
Age 62
Toronto, Ontario, Canada
Director since 1996
Chair of the Audit and Risk Management Committee
Class A subordinate voting shares: 15,774 (*)
Deferred Stock Units: 16,644 (+)
Stock options: 66,416

Mrs. Mercier was previously Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. In addition to non profit organizations, Mrs. Mercier is Chair of the Board of Directors of the Ontario Teachers Pension Plan, and is also a director of ING Bank of Canada, Intact Financial Corporation, and Teekay Shipping Corp.

Michael E. Roach
Director related to CGI, complies with share ownership guidelines
Age 57
Outremont, Quebec, Canada
Director since 2006
Class A subordinate voting shares: 868,133 (*)
Stock options: 3,248,325

Mr. Roach is President and Chief Executive Officer of CGI and a member of CGI’s Executive Management Committee.  Prior to his appointment as President and Chief Executive Officer in January of 2006, he was President and Chief Operating Officer of the Company.  Mr. Roach joined CGI in July 1998 as Executive Vice-President and General Manager, Telecommunications Information Systems and Services, after a distinguished career at a major telecommunications company where he held a number of leadership positions.  He is also a director of the Conference Board of Canada and the U.S. Conference Board, and is a member of the Canadian Council of Chief Executives.

(*)	Number of shares beneficially owned, or controlled, or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.

COMMITTEE REPORTS

REPORT OF THE HUMAN RESOURCES COMMITTEE

Executive Compensation Discussion and Analysis

Executive Compensation Policy

CGI’s executive compensation policy emphasizes incentive compensation linked to business success to ensure that financial interests of the Company’s executives are closely aligned with those of shareholders.  CGI measures business success on the basis of profit and growth as well as client and member satisfaction.

CGI’s compensation policy is rooted in our fundamental belief that a company with an inspiring dream, unparalleled integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These people in turn will deliver high-quality services, in keeping with the Company’s profitability objectives.  The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

In keeping with our compensation policy, the same principles that are used to determine the compensation of the named executive officers (the CEO, the CFO and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units.  In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

This report outlines the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s recommendations and makes recommendations to the Board of Directors of the Company in relation to the compensation of senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers are responsible for meeting.  It is similarly responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executive officers.

The Committee is made up of Messrs. Robert Chevrier, Chair of the Committee, Claude Boivin, Bernard Bourigeaud and Claude Chamberland, all of whom are independent directors.  Mr. Chamberland intends to retire from the Company’s Board of Directors and is not standing for re-election at the 2010 Annual General Meeting.  The Committee met four times in fiscal 2009.  Mr. Chevrier’s role and responsibilities as Chair of the Human Resources Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

To assist the Human Resources Committee in performing its functions, the services of Towers Perrin, the Company’s external human resources consultant, are retained.  Towers Perrin’s mandate is to:

•	Provide the Committee with information on market trends and best practices on executive and director compensation.

•
Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers of the Company.

•
Conduct market research and provide the Committee with data and analysis on compensation practices of reference groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers.

•	Review the design of the annual and long-term incentive programs and provide data and analysis on reference groups’ practices in this area.

Composition of Reference Groups

To determine appropriate compensation levels, CGI executive positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies similar to CGI with regard to size, and operational and managerial complexity.  The Human Resources Committee reviews the composition of the reference groups annually.

With some 43% of its 2009 revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives.

For the fiscal year ending September 30, 2010, adjustments were made to CGI’s reference groups since there are no longer any comparable information technology services companies in Canada to form a suitable Canadian reference group for compensation purposes.  All of the Company’s major competitors are based either in the U.S. or Europe and they compete against CGI both in Canada and internationally.  A significant portion of the senior management talent that CGI requires to support its growth is in the U.S. market.

In response to this market reality the Committee approved adjustments to the Company’s compensation policy in order to base all senior executives’ compensation solely on the U.S. market rather than on a 50-50 blend of the Canadian and U.S. markets.  The change to the policy is effective for the 2010 fiscal year.

The following disclosure relates to the Company’s compensation policy in effect for the fiscal year ended September 30, 2009.

Compensation Policy and Process for the 2009 Fiscal Year

CGI used reference groups to determine compensation for Named Executive Officers. The North American reference group is composed of Canadian and U.S. companies.  For Named Executive Officers located outside of North America, a local market reference group was used based on the executive’s location.

Three comparator groups were established to comply with the Company’s compensation policy:

•	a group of Canadian-based companies;

•	a group of U.S.-based companies; and

•	a group of U.K. and other European companies.

The selection criteria used to determine the composition of the comparator groups are the following, and each company in each of the three groups meets at least one of these criteria:

•	autonomous and publicly-traded companies;

•	large number of professionals;

•	provider of business solutions;

•	international scope;

•	strategic use of IT (e.g., financial services companies); and

•	participation in the Canadian, U.S., or U.K. data bank maintained by Towers Perrin, the Company’s external human resources consultant, as the case may be.

The Canadian and U.S. comparator groups used to determine the compensation paid to Named Executive Officers for the year ended September 30, 2009 were the same as the ones used for the previous fiscal year.  Although one company ceased to be public as a result of an acquisition, the company remained a participant in the databases maintained by Towers Perrin, the Company’s external human resources consultant, and it was therefore decided to keep it in the U.S. and U.K. comparator groups for the purposes of the 2009 study.

Canadian comparator group: 21 companies

ACE Aviation Holdings Inc.
BCE Inc.
Bombardier Inc.
CIBC
CN Railway Company
Canadian Pacific Railway Ltd.
Enbridge Inc.
Jean Coutu Group (JPC) Inc.
Magna International Inc.
Manitoba Telecom Services Inc.
Manulife Financial Corp.

National Bank of Canada
Nortel Networks Corp.
Power Financial Corp.
Research in Motion Limited
Rogers Communications Inc.
Scotia Bank
SNC-Lavalin Group Inc.
Suncor Energy Inc.
Telus Communications Corp.
Transcontinental Inc.

U.S. comparator group: 25 companies

Accenture Ltd.
ACS Inc.
ADP Inc.
Apple Computer Inc.
BearingPoint, Inc.
CACI International Inc.
CIGNA Corp.
Computer Sciences Corp.
Convergys Corp.
DST Systems Inc.
Electronic Data Systems Corp.
Fair Isaac Corp.
Fiserv Inc.

Hewlett-Packard, Inc.
IBM Corporation
National City Corp.
Oracle Corp.
Perot Systems Corp.
Rockwell Automation Inc.
Science Applications International Corp.
SI International Inc.
SRA International Inc.
U.S. Bancorp
Unisys Corp.
Western Digital Corp.

The U.K. comparator group was also the same as the one used for the year ended September 30, 2008 with the exception of one company that was removed from the group because it had been acquired and no longer met the criteria of being an autonomous public company.

U.K. comparator group: 31 companies

Accenture Ltd.
Aerosystems International Ltd.
Agilent Technologies Inc.
Atos Origin S.A.
Avanade Inc.
Cap Gemini S.A.
Cisco Systems Inc.
Cognos Inc.
CA, Inc.
Computer Sciences Corp.
CSR Plc
Electronic Data Systems Corp.
EMC Corp.
Fujitsu Telecommunications
General Dynamics Ltd.
Indra Systemas S.A.

Inmarsat Group Ltd.
Intel Corporation
IXOS Software A.G./ Open Text
Logica Plc
Marconi Corporation
Mysis Banking Systems Plc
Nokia Corp.
Thomson Reuters Plc
Siemens A.G.
Sophos Plc
Sopra Group Ltd.
Groupe Steria SCA
Symbian Ltd.
TietoEnator OYJ
Unisys Corp.

For the Company’s executives based in Canada, base salaries and benefits were aligned at the median of the Canadian market with total compensation at the median of a blended Canadian and U.S. market with the possibility that top performing executives reach the upper quartile.  For executives based outside Canada, the total compensation was aligned at the median of the local market with the similar possibility that top performing executives reach the upper quartile.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: a base salary, a short-term incentive plan, a long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure executives’ interests are aligned with our profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions.  The alignment of the compensation components as shown in the table below relates to the reference groups used for the fiscal year ended September 30, 2009.  See the heading Composition of Reference Groups earlier in this document for a discussion of changes recently made to the Company’s reference groups effective for fiscal 2010.  CGI’s executives do not participate in any defined benefit pension or retirement plans.

Component	Description	Fiscal 2009 Reference Group	Alignment with Reference Group
Base salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Local market reference group based on executive’s location.
Aligned with median base salary offered in the reference group, while allowing for compensation above the median to recognize an executive’s exceptional and sustained contribution to the Company’s success.

Short-term incentive plan	Annual cash bonus based on achievement of business objectives in accordance with CGI’s Profit Participation Plan (details are provided later in this document).	North American reference group or local market reference group based on executive’s location.	Aligned with median short-term incentive plan offered in the reference group, when business objectives are met.
Long-term incentive plan	Share option plan based on achievement of business objectives (details are provided later in this document ).	North American reference group or local market reference group based on executive’s location.	Designed to align total compensation at the median of the reference group.

Component	Description	Fiscal 2009 Reference Group	Alignment with Reference Group
Benefits	Group benefits and Share Purchase Plan.	Local market reference group based on executive’s location.	Aligned with median benefits offered in the reference group.
Perquisites	Company car and related expenses, tax services, health insurance, and medical exams are the principal perquisites.	Local market reference group based on executive’s location.	Aligned with median perquisites offered in the reference group.
Total compensation		Blend of the Canadian and U.S. market reference groups.	Aligned with the median while allowing for total compensation above the median to recognize an executive’s exceptional performance, when business objectives are met

The Founder and Executive Chairman of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Human Resources Committee and the Board of Directors that incentive compensation be varied in order to ensure that awards are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

The following table shows for each Named Executive Officer the compensation components as a percentage of total compensation paid for the year ended September 30, 2009:

Name and title	Base salary	CGI Profit Participation Plan	Long-term incentive	Benefits and perquisites
Serge Godin Founder and Executive Chairman of the Board	29%	22%	48%	1%
Michael E. Roach President and Chief Executive Officer	28%	25%	46%	1%
R. David Anderson Executive Vice- President and Chief Financial Officer	38%	25%	35%	2%
Donna S. Morea President, U.S., Europe and Asia	39%	34%	25%	2%
Joseph I. Saliba(a) Former President Europe and Australia	54%	13%	26%	7%

(a)	Mr. Saliba left the Company on October 31, 2009.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success.  The objective of CGI’s compensation policy for base salaries is to align them with median base salary offered in the appropriate reference group, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success.  As part of the methodology used for fiscal 2009, Named Executive Officers positions were compared with generic positions in the Canadian, U.S., and U.K. databases maintained by Towers Perrin, the Company’s external human resources consultant.  When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.  See the heading Composition of Reference Groups earlier in this document for a discussion of changes recently made to the Company’s reference groups effective for fiscal 2010.

Profit Participation Plan: Annual Cash Bonus

The Named Executive Officers participate in CGI’s Profit Participation Plan, a short-term incentive plan that pays an annual cash bonus based on achievement of business objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Human Resources Committee (the “Profit Participation Plan”). The Profit Participation Plan is designed to provide CGI’s management and employees with an incentive to increase the profitability and growth of the Company.

The Committee makes a recommendation to the Board of Directors in relation to the payment of bonuses to the Named Executive Officers under the Profit Participation Plan based on the Company’s achievement of performance objectives.

Individual incentive awards are based on the executive’s target bonus and the achievement of objectives.  The target bonus varies as a percentage of base salary depending on the executive’s position. The target bonus is then adjusted in accordance with a performance factor that is directly linked to the level of achievement of business objectives set out in the Company’s annual plan.  Executive bonus targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive within CGI’s North American reference group or the local market reference groups, as the case may be.

Performance Factor

The performance factor used to adjust each Named Executive Officer’s target bonus is based on two separate measures, profitability and growth.  Achievement of profitability and growth objectives determines the performance factor that is applied to calculate the annual cash bonus.  Such adjustment may result in a reduction or an increase in the bonus.  In the latter case, the increase may not exceed two times the target bonus.

The profitability performance factor is based on the degree of achievement of the net earnings margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan.  The growth performance factor is based on the degree of achievement of the year-over-year percentage revenue growth objective also approved by the Board of Directors as part of the Company’s annual budget and strategic plan.

The performance factors for achievement of results between levels are prorated, and revenues are calculated on a constant currency basis.

The effect of the formula is to place special importance on meeting the profitability objectives.  If the profitability threshold is not met, no bonus is paid under the plan.  The achievement of the growth target is a separate performance measure which impacts the bonus payout.

In the case of group Presidents, half of their target bonus is based on the formula above while the other half is determined based on the performance of the business units for which they are responsible using the same performance measures.

CGI does not disclose specific performance targets because it considers that the information would place it at a significant competitive disadvantage if the targets were known.

Disclosing the specific performance targets that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage.  For example, to the extent that the Company’s performance targets became known, our ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on our profit margins.  In addition, the Company no longer provides guidance to the market and limits all other forward-looking information.

Achievement of the performance objectives presents a meaningful challenge for the Company’s management team since the Company consistently sets ambitious goals as part of its annual budget and strategic planning process.  The average awards to the Executive Chairman, the Executive Vice-Chairman, the Chief Executive Officer and the Chief Financial Officer under the Company’s short and long-term incentive programs in the past five years averaged 73% of the target awards.

The table below shows the portion of the total compensation at risk that was paid out to the Named Executive Officers for the 2009 fiscal year.

Name and title	Percentage of total compensation at risk	Percentage payout for fiscal 2009(a)
Serge Godin Founder and Executive Chairman of the Board	78%	67%
Michael E. Roach President and Chief Executive Officer	77%	72%
R. David Anderson Executive Vice- President and Chief Financial Officer	66%	76%
Donna S. Morea President, U.S., Europe and Asia	62%	89%
Joseph I. Saliba(b) Former President Europe and Australia	54%	52%

(a)
This percentage shows the proportion of the Named Executive Officer’s compensation at risk that was actually earned, based on the achievement of objectives and adjusted to reflect the performance-based vesting of the Company’s stock options.  Only 62.5% of the stock options granted for the 2009 fiscal year vested based on the degree of achievement of objectives.

(b)	Mr. Saliba left the Company on October 31, 2009.

The total aggregate compensation paid to the Named Executive Officers as indicated in the Summary Compensation Table later in this document, is in keeping with the Company’s compensation policy as described earlier in this document and, overall, is just below the median of the reference group at 94% of the median.

Long-Term Incentive Plan: Share Option Plan

CGI executives participate in the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”). Like the Profit Participation Plan, the Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders.  The Share Option Plan is designed in accordance with the Company’s ownership philosophy.

The Company’s practice is to apply performance-based vesting rules for all options granted under the Share Option Plan as part of the Company’s long-term incentive program.  CGI’s general grant of options is made at the beginning of the fiscal year.  The percentage of options that become eligible to vest is based on the achievement of target profitability and revenue growth objectives. Options that are not eligible to vest are forfeited and cancelled.  Options that have become eligible to vest then vest as follows: one-third when the fiscal year’s results are approved, one third on the second anniversary of the grant, and the final third on the third anniversary of the grant.

See the heading Key Features of the CGI Share Option Plan later in this document for a summary of the features of the Share Option Plan.

Stock Options Granted in Respect of Fiscal 2009

During fiscal 2009, 2,200,000 stock options were granted to the Named Executive Officers.  The number of stock options granted was determined based on the dollar amount of long-term compensation required to position the Named Executive Officer’s total compensation at the median of the market.

The number of options granted is a function of the current year’s compensation objectives and, for that reason, previous grants of option-based awards are not taken into account when considering the annual grant of incentive stock options.

All the options granted as part of the long-term incentive plan for 2009 were granted for a term of ten years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2009.  The details of these grants are shown in the table entitled Options held by Named Executive Officers which appears in Appendix C.

Based on the performance of CGI during fiscal 2009, 62.5% of the options granted to the Named Executive Officers in respect of the long-term incentive awards for the fiscal year 2009 became eligible to vest.  A column showing the amount by which the value of the stock option grant must be reduced to reflect the net compensation amount attributable to the long-term incentive stock options is contained in the Summary Compensation Table later in this document.

The amount of the reduction is equal to the positive amount, if any, obtained by subtracting the fair value of the number of options eligible to vest as determined on the vesting determination date, from the grant date fair value as determined for the purposes of the Company’s compensation policy.

Grant Date Fair Value

The grant date fair value for the fiscal 2009 grant of options was determined by applying a binomial factor of 0.35 to the exercise price for the stock options.  The Company uses the binomial option pricing model as the basis for determining its stock option grants as that is the method that is used by Towers Perrin, the Company’s external human resources consultant, in its market studies among the companies that make up the Company’s comparator groups.  One of the reasons why Towers Perrin uses this pricing method is that it allows the performance based vesting rules of CGI’s stock options to be taken into account at the time of grant.

The following table sets out the key assumptions and estimates used to determine the stock options grant date fair value.  The following key assumptions and estimates are therefore used:

Binomial method for executive compensation purposes
Performance-based vesting discount (%)	15
Dividend yield (%)	0.00
Expected volatility (%)	25.436
Risk-free interest rate (%)	3.70
Expected life (years)	6.00
Weighted average grant date fair value ($)	3.26

The accounting fair value of the stock options is determined in accordance with Section 3870 of the CICA Handbook using the Black-Scholes option pricing model and complies with the requirements under generally accepted accounting principles.  For the year ended September 30, 2009, the grant date fair value for accounting purposes was $2.59 per stock option based on the Black-Scholes option pricing model, whereas the grant date fair value used for determining the Company’s executive compensation was $3.26 per stock option using the binomial option pricing model, a difference of $0.67.

The difference between the value used for compensation purposes disclosed above and that used for accounting purposes is explained by the use of different option pricing models for calculating the award fair value.

Defined Contribution Pension Plan and Deferred Compensation Plans

Defined Contribution Pension Plan

In fiscal 2009, Donna S. Morea participated in a U.S. 401(k) Plan that is a benefit available to all U.S.-based employees.  The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and end of the Company’s fiscal year.

Name and title	Accumulated value at start of year	Compensatory ($)	Non-compensatory ($)	Accumulated value at year-end ($)
Donna S. Morea President, U.S., Europe and Asia	407,843	2,951	25,969	426,585(a)

(a)	As a result of a decline in the value of the investments held in the plan, this is less than the sum of the value at the start of the year and the compensatory and non-compensatory amounts.

Deferred Compensation Plan

Ms. Morea participates in deferred compensation plans.

The current deferred compensation plan in which Donna Morea participates is the CGI Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% percent of their awards under the CGI Profit Participation Plan.  The plan allows participants to withdraw amounts during employment (an “in-service withdrawal”) and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years.  Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year.  The plan offers an array of mutual funds for investment from which the plan participant may chose.  Participants may change their investment directions from time to time during the plan year.  The mutual fund investments are subject to market gains and losses.

Ms. Morea also participates in a former plan entitled the American Management Systems, Incorporated Deferred Compensation Plan for Executives which is a deferred compensation plan that was in place prior to the Company’s 2004 acquisition of American Management Systems, Inc. (the “AMS Plan”).  Deferrals are no longer permitted under the AMS Plan.  Ms. Morea elected to receive upon retirement a lump sum payment from the AMS Plan.  In-service withdrawals are permitted under the AMS Plan for up to 90% of the plan balance.  On the last business day of each month interest is credited to the participant’s account.  The rate is updated annually and is defined in the AMS Plan as the five-year Treasury Note rate + 1%.  The current rate is 2.44%

Compensation Awarded to the Named Executive Officers for Fiscal 2009

The compensation paid to the Named Executive Officers for the fiscal year ended September 30, 2009 was determined according to the Company’s executive compensation policy described earlier in this document that applies to all executives.  All compensation was paid in accordance with the policy.

Performance Graph

The following graph compares the annual variations in the total cumulative return on CGI’s Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes for the past five fiscal years of the Company.

Share Performance Graph

	Sept 2004	Sept 2006	Sept 2006	Sept 2007	Sept 2008	Sept 2009
CGI	100.00	100.00	86.12	134.00	109.53	147.53
S&P/TSX	100.00	129.34	141.28	173.51	148.53	149.28
NASDAQ	100.00	112.68	118.27	141.47	109.55	111.15

CGI’s approach to compensation, as discussed earlier in this document under the heading Executive Compensation Policy, is designed to promote and foster long-term growth and profitability, with a strong focus on share ownership and profit-sharing.  CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability, instead of on factors tied to the performance of the Company’s shares in the market.  The variation in the total compensation for CGI’s Named Executive Officers for the past five years, followed the variation in the price of the Company’s stock and market indices through fiscal 2007.  For 2008 and 2009, there has been an upward trend in compensation reflecting CGI’s need to adjust compensation levels for the Company’s Named Executive Officers to reflect global markets in order to ensure that CGI is able to attract and retain the highly qualified staff we need to compete effectively.

Compensation of Named Executive Officers

The summary compensation table that follows shows detailed information on total compensation for Serge Godin, Founder and Executive Chairman of the Board, Michael E. Roach, President and Chief Executive Officer, R. David Anderson, Executive Vice-President and Chief Financial Officer, as well as for the two other Named Executive Officers for services rendered during the fiscal year ended September 30, 2009.

Summary Compensation Table

Name and Principal Position as at September 30, 2009	Year	Salary ($)	Option-based awards(a) ($)	Option-based award performance-based vesting reduction(b)	Non-equity plan compensation Annual incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Serge Godin Founder and Executive Chairman of the Board	2009	925,000	2,445,000	(916,875)	701,243	-	38,618(c)	3,192,986
Michael E. Roach President and Chief Executive Officer	2009	925,000	2,445,000	(916,875)	850,000	-	45,072(c)	3,348,197
R. David Anderson Executive Vice- President and Chief Financial Officer	2009	550,000	815,000	(305,625)	363,340	-	31,635(c)	1,454,350
Donna S. Morea(d) President, U.S., Europe and Asia	2009	796,770	815,000	(305,625)	708,240	2,951	40,242(c)	2,054,627
Joseph I. Saliba(e,f) Former President Europe and Australia	2009	866,163	652,000	(244,500)	207,359	-	119,536(g)	1,600,558

(a)
The grant date fair value used for determining the number of options issued to Name Executive Officers as a component of their total compensation was determined using the binomial option pricing model that yielded a grant date fair value of $3.26.  The fair value of the options for accounting purposes was determined using the Black-Scholes option pricing model that yielded a grant date fair value of $2.59.  Please refer to the heading Grant Date Fair Value earlier in this document for an explanation of the difference between, and the reasons behind, the choice of valuation models.

(b)
The vesting eligibility conditions for the options granted as part of the long-term incentive for the fiscal year ended September 30, 2009 were based solely on the Company’s performance.  On the basis of that performance, 62.5% of the options became eligible to vest, and vest over three years.  Options that did not become eligible to vest based on such performance were forfeited and cancelled.  The reduction amount shown is the dollar value required to be deducted from the grant date fair value to accurately reflect the net value of the option award for the Named Executive Officer as part of his or her total compensation for the 2009 fiscal year.  See the heading Stock Options Granted in Respect of Fiscal 2009 earlier in this document.

(c)
This amount includes the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate is less than $50,000 or 10% of the aggregate salary and bonus for the particular fiscal year which is not required to be disclosed.

(d)
Ms. Morea is paid in U.S. dollars.  The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.1804 for each U.S. dollar.  Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2009 under the heading Foreign Exchange.

(e)
Mr. Saliba was paid in British pounds.  The amounts shown are in Canadian dollars on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.8235 for each British pound.  Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2009 under the heading Foreign Exchange.

(f)	Mr. Saliba left the Company on October 31, 2009.
(g)
This amount includes the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, as well as the value of perquisites and other personal benefits which include an amount of $52,123 in respect of a motor vehicle allowance.

Separation Policy for Certain Named Executive Officers

The Named Executive Officers who are part of the Company’s Corporate Services are covered by the Company’s separation policy for corporate services that applies to pre-identified officers.  The separation policy provides for compensatory payments to such Named Executive Officers in the event of a termination without cause following a change of control of the Company.

Severance Payment and Benefits

The separation policy provides for a severance payment equal to two times the sum of the base salary and cash bonus under the Profit Participation Plan (the bonus amount is defined as the average bonus paid in the last three years before termination, to a maximum of the target bonus for the current year). Medical, dental and life insurance benefits continue for a period of 24 months following the termination date. However, disability benefits end on the termination date. Eligibility for other fringe benefit plans and specific benefits is subject to the detailed provisions of the separation policy.

Cash Bonus

Any cash bonus earned by such Named Executive Officer for the year under the Profit Participation Plan is payable following the termination and is pro-rated in proportion to the length of time during the fiscal year that the Named Executive Officer remained in the Company’s employment.  The pro-rated bonus is payable after the end of the fiscal year in question.

Share Options

Share options that are not vested on the termination date are forfeited, unless otherwise decided by the Board of Directors on the recommendation of the Human Resources Committee. Vested share options that have not been exercised on the termination date must be exercised within 90 days of the termination date unless otherwise decided by the Board of Directors on the recommendation of the Human Resources Committee, but cannot, in any event, be exercised beyond the normal ten-year exercise period.

Outplacement Services

The Company will pay outplacement services fees for re-employment assistance, up to a maximum of 10% of the senior officer’s base salary.

Amounts Payable

The following shows the amounts to which Named Executive Officers who are part of the Company’s Corporate Services would have been entitled under the Company’s separation policy had their employment been terminated on September 30, 2009: (i) Serge Godin, Founder and Executive Chairman of the Board - $2,833,897 as severance, $701,243 as cash bonus, $8,019,351 upon the exercise of stock options, $92,500 for outplacement services, and $12,810 in benefits, for a total of $11,659,802; (ii) Michael E. Roach, President and Chief Executive Officer - $2,792,080 as severance, $850,000 as cash bonus, $7,742,442 upon the exercise of stock options, $92,500 for outplacement services, and $25,716 in benefits, for a total of $11,502,738; and R. David Anderson, Executive Vice- President and Chief Financial Officer - $1,592,547 as severance, $363,340 as cash bonus, $1,651,759 upon the exercise of stock options, $55,000 for outplacement services, and $22,290 in benefits, for a total of $3,684,936.

The amounts shown for share options assume that the Named Executive Officer exercised all in-the-money vested share options at the closing price of the Company’s shares on the Toronto Stock Exchange on September 30, 2009.

Stock Options

A table showing all outstanding stock options held by the Company’s Named Executive Officers as at September 30, 2009 as well as the in-the-money-value of such stock options is provided in Appendix C.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(a) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Serge Godin	-	701,243
Michael E. Roach	-	850,000
R. David Anderson	-	363,340
Donna S. Morea	-	708,240(b)
Joseph I. Saliba	-	207,359(c)

(a)
The options that vested during the 2009 fiscal year were the performance-based stock options granted in respect of the 2008 fiscal year for which the exercise price was $11.39.  The options vested in part on November 9, 2008 and the closing stock price on that date was $9.50.  The table therefore shows a nil dollar value since the options were out-of-the-money on the vesting date.

(b)
Ms. Morea is paid in U.S. dollars.  The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.1804 for each U.S. dollar.  Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2009 under the heading Foreign Exchange.

(c)
Mr. Saliba was paid in British pounds.  The amounts shown are in Canadian dollars on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.8235 for each British pound.  Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2009 under the heading Foreign Exchange.

Key Features of the CGI Share Option Plan

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 49,567,227 representing, as at December 9, 2009, 16.88% of the currently issued and outstanding Class A subordinate voting shares and Class B shares.  The maximum number of options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant.  The number of Class A subordinate voting shares issuable to insiders in aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding.  The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding.  As at December 9, 2009, options for an aggregate of 31,127,857 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing 10.6% of the currently issued and outstanding Class A subordinate voting shares and Class B shares.

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the Toronto Stock Exchange, the Company’s shareholders or other regulatory authorities.  More detailed information on the rules for amending the Share Option Plan is provided later in this document under the heading Amending formula.  Options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Human Resources Committee may grant to executives (and other eligible participants) options to purchase Class A subordinate voting shares. The exercise price of the options granted is determined by the Board of Directors and cannot be lower than the closing price for Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. The Board of Directors also determines the applicable option period and vesting rules.

Employees, officers, and consultants of the Company and its subsidiaries and associates, and directors of the Company may receive options under the Share Option Plan.  It is not the Company’s policy at this time to issue options to consultants and no options were issued to consultants in fiscal 2009.

Options that have been granted under the Share Option Plan cease to be exercisable upon the expiry of the term which cannot exceed ten years from the date of the grant.  Upon resignation, termination or death, options that have not vested are forfeited, and vested options must be exercised during a period that is 90 days in the case of resignation or termination or 180 days if the option holder dies, subject to the extension of the exercise periods explained in more detail below.  The Board of Directors, on the recommendation of the Human Resources Committee has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any option is ten years from the time it is granted.

The Company does not currently provide any financial assistance to participants under the Share Option Plan.

Extension of Exercise Periods

Blackout Periods

In keeping with CGI’s Policy on Insider Trading and Blackout Periods, stock options must not be exercised by insiders when a trading blackout period is in effect.

The policy is designed to ensure that reporting insiders and CGI employees who have access to undisclosed material information regarding CGI comply with insider trading laws.  Under the policy those who normally have access to undisclosed material information may only trade in CGI’s securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter.

Blackout periods may also be prescribed from time to time by the Company’s Disclosure Policy Committee as a result of special circumstances relating to the Company when insiders should be precluded from trading in its securities.

If the date on which an option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the option will be the tenth business day after the blackout period.

Extensions for Length of Service

Retiring employees and retiring directors, as well as the estates of deceased option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years.  The extension period is earned pro-rata day by day during the option holder’s service to the Company.  The extension period for length of service cannot extend the life of an option beyond the period of time determined by the Board of Directors as the option term which may not exceed ten years from the date of grant.

Amending Formula

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•
in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•
modifying the periods during which options may be exercised, subject to (i) the option period terminating on or before the tenth anniversary of the date of the grant of the option, and (ii) a maximum option exercise period extension of three years;

•
changing the terms on which options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the plan, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders of the Company automatically requires shareholder approval.

In the case of an amendment that would reduce the subscription price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Share Option Plan, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

Amendment of the CGI Share Option Plan

Increase in the Number of Shares Available for Issuance

CGI’s Share Option Plan provides for a fixed number of shares authorized to be issued thereunder.  Shareholder approval was obtained for increases in the number of shares authorized to be issued in 1993, 1997 and 2006.  On December 9, 2009, 5,579,204 shares remained available for future issuance under the Share Option Plan, which represents less than the average yearly number of options that the Company has granted for the purposes of its long-term incentive program over the past three years.

Within our industry, stock option grants continue to be a prevalent form of compensation among our peers.  In order to ensure that the Company is able to attract and retain the talented managers that it needs to remain competitive, it is essential that the Company be in a position to issue stock options which make up our long-term incentive compensation program.

In maintaining its competitive position, the Company recognizes the need to have a balanced approach in the use of stock options and its alignment with the interests of its shareholders.

Two guidelines have been established to administer the plan in keeping with our objectives.  The first is to make sure that the percentage of shares reserved for issuance on the total number of Class A subordinate voting shares and Class B shares outstanding is aligned with the median of the Company’s peer group.  The second is for options to vest based on Company performance rather than having them vest solely on a time basis, as do the vast majority of our peers.

We have asked Towers Perrin, the Company’s external human resources consultant, to review the practices of our peer group on those two counts.  Twenty companies were studied in their report.

Based on the report findings, the Human Resources Committee has recommended to the Board of Directors that the shares available for issuance under the Share Option Plan be increased from 49,567,227 shares to 53,600,000 shares, representing a diluted overhang of 16.22%.  The report shows that the diluted overhang percentages for companies in CGI’s industry peer group are 19.1% at the 50th percentile, and 28.3% at the 75th percentile.

The proposed increase of 4,032,773 shares, together with a replenishment of the reserve in respect of 12,860,166 options that have been exercised since the last replenishment, means that CGI’s diluted overhang of 16.22% remains below the median of its industry peers.

As for the vesting conditions, the study conducted by Towers Perrin, the Company’s external human resources consultant, revealed that options granted by all of our 17 peers that grant options simply vest over time.  Of the 18 peer companies that grant restricted stock, seven granted restricted stock that vest based on time only, seven on both time and performance, and four on performance only.  CGI has adopted a policy of vesting stock options based on both performance and time in order to align the interests of the Company’s management with those of its shareholders.  Options that do not become eligible to vest based on the achievement of performance targets are automatically forfeited and cancelled.  Options that become eligible to vest, vest over three years.

The Board of Directors therefore recommends that the shareholders approve the amendment to the Share Option Plan in order to replenish and increase the maximum number of shares that may be issued under the Share Option Plan to a total of 53,600,000 shares.

Equity Compensation Plan Information as of September 30, 2009

The following table shows the total number of shares to be issued upon the exercise of outstanding options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding options) (#)
Equity compensation plans approved by securityholders	28,793,202	$9.17	9,735,684
Equity compensation plans not approved by securityholders(a)	90,633	$5.92	2,589,119
Total	28,883,835	$9.16	12,324,803

(a)
These are the remaining options that are authorized for issuance under the IMRglobal Corp. Share Option Plans which were assumed by the Company as part of its acquisition of IMRglobal Corp.  As of December 9, 2009, only 90,633 options remained outstanding under these plans and no further options will be issued.  All options had a term of ten years and were issued with an exercise price equal to the closing price of IMRglobal Corp. stock on the Nasdaq National Market on the business day preceding the date of grant.  The Named Executive Officers do not hold any options under the IMR Option Plans.

Compensation of Directors

Board of Directors and Standing Committee Fees

Messrs. Serge Godin, André Imbeau and Michael E. Roach are not compensated for their roles as directors of the Company.  The compensation paid to Messrs. Godin and Roach is disclosed in the Summary Compensation Table earlier in this document, while the compensation paid to Mr. Imbeau is disclosed in the Directors’ Compensation Table later in this document.

The compensation paid to outside directors for the year ended September 30, 2009 was based on the elements of directors’ compensation set out in the following table:

Component	Amount
Board retainer	$50,000
Lead Director retainer	$15,000
Committee annual retainer
Members	$2,000
Audit Committee Chair	$12,500
Committee Chairs (Except Audit Committee)	$10,000
Per-meeting fees
Board	$1,500
Audit and Risk Management Committee	$2,500
Human Resources Committee	$2,500
Corporate Governance Committee	$2,500
Other fees
Long distance travel allowance per return trip	$5,000

For the year ended September 30, 2009, the compensation paid to the directors was as follows:

Directors’ Compensation Table

Name	Fees earned ($)	Share-based awards(a) ($)	Option-based awards(b) ($)	Option-based award performance-based vesting reduction(c) ($)	All other compensation ($)	Total ($)
Claude Boivin	79,222	9,931	17,086	(4,890)	-	91,418
Bernard Bourigeaud(d)	101,110	-	26,080	(9,780)	-	117,410
Jean Brassard	73,500	-	13,040	(4,890)	-	81,650
Claude Chamberland	71,000	13,000	28,988	(4,890)	-	95,098
Robert Chevrier	108,880	65,255	46,569	(4,890)	-	150,559
Thomas P. d’Aquino	73,500	52,000	44,744	(4,890)	-	113,354
Paule Doré(e)	9,983	-	-		378,605	388,588
Richard B. Evans	1,789	289(f)	-(f)	-	-	1,789
Serge Godin	Mr. Godin’s compensation is set out in the Summary Compensation Table earlier in this document
André Imbeau(g)	-	-	733,500	(275,273)	921,990	1,380,217
David L. Johnston	81,500	60,000	49,898	(4,890)	-	126,508
Eileen A. Mercier	86,500	31,250	32,274	(4,890)	-	113,884
Michael E. Roach	Mr. Roach’s compensation is set out in the Summary Compensation Table earlier in this document
Gerald T. Squire	111,644	52,644	45,516	(4,890)	-	152,270
Robert Tessier(h)	34,822	13,000	28,988	(4,890)	-	59,920

(a)
The column shows the dollar value of DSUs issued to the director.  The DSUs paid are in lieu of a portion of the fees earned by the director shown in the fees column based on the director’s decision to receive a percentage of his or her retainer fees in DSUs instead of cash.  The DSU value is therefore already included in the fee remuneration shown in the fee column and not in addition to that remuneration.

(b)
4,000 performance-based stock options are granted to the outside directors annually.  The remaining options are issued in proportion to the DSUs that the director chooses to receive.  See the heading Stock Options and Deferred Stock Units Granted to Directors below.  All such options are valued for the purpose of the Directors’ Compensation Table using the same binomial option pricing model as used for Named Executive Officers in the Summary Compensation Table earlier in this document.  The assumed grant date fair value is therefore $3.26.  The fair value of the options for accounting purposes was determined using the Black-Scholes option pricing model that yielded a grant date fair value of $2.59.  Please refer to the heading Grant Date Fair Value earlier in this document for an explanation of the difference between, and the reasons behind, the choice of valuation models.  Please refer to note (g) below in relation to the options granted to Mr. Imbeau.

(c)
62.5% of the 4,000 annual performance-based option grant to outside directors became eligible to vest.  Options that did not become eligible to vest based on such performance were forfeited and cancelled.  The reduction amount shown is the dollar value required to be deducted from the grant date fair value to accurately reflect the net value of the option award for the director as part of his or her total compensation for the 2009 fiscal year.  See the heading Stock Options Granted in Respect of Fiscal 2009 earlier in this document.

(d)
Mr. Bourigeaud is paid in U.S. dollars at par, based on the same fee arrangement as other outside directors.  The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.1804 for each U.S. dollar.  Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2009 under the heading Foreign Exchange.

(e)
Mrs. Doré ceased to be an employee of the Company on August 1, 2009 and since that date has been remunerated for her services on the same basis as other outside directors.  The amount shown under All other compensation in the Directors’ Compensation Table is the employment income Mrs. Doré earned prior to that date.

(f)
Mr. Evans was appointed to the Board of Directors on September 29, 2009 and elected to receive 100% of his retainer fees in DSUs.  The amounts shown reflect the pro-rated retainer fees earned for the year ended September 30, 2009.  The stock options issued to directors who choose to receive DSUs are granted quarterly.  As of September 30, 2009, no such grants had yet been made to Mr. Evans in respect of the DSUs credited to him.

(g)
Mr. Imbeau in his capacity as Founder, Executive Vice-Chairman of the Board and Corporate Secretary, is a senior executive officer of the Company and is not remunerated for his services as a director.  The remuneration shown reflects the compensation he received as a senior executive of the Company.  His compensation is determined in the same manner as for the Named Executive Officers.

(h)	Mr. Tessier retired from the Company’s Board of Directors on March 9, 2009.

Stock Options and Deferred Stock Units Granted to Directors

Members who join the Board of Directors for the first time are entitled to a grant of 4,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors receive annually a grant of 4,000 options.  These options are granted to directors under the CGI Share Option Plan.

Members of the Board of Directors may choose to receive part or all of their retainer fees in DSUs.  The number of DSUs granted to a member is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the day immediately preceding the payment date.  Once granted, the value at any time of the DSUs credited to a director’s DSU account is determined based on the market price of CGI’s Class A subordinate voting shares.

The value of DSUs is payable only upon the member’s departure from the Board of Directors. The amount paid corresponds to the number of DSUs accumulated by the member multiplied by the average closing price of CGI’s Class A subordinate voting shares during the 30 business days immediately preceding the member’s departure date. The amount is paid in cash and is subject to applicable withholding taxes.

For each DSU purchased with retainer fees, the director receives two stock options under the Share Option Plan. Each option is issued with a ten-year exercise period and vests at the time of grant.  The exercise price is equal to the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant.

The vesting of the 4,000 options granted to the members of the Board of Directors during the year ended September 30, 2009 under the Share Option Plan depended on the achievement of profitability and growth objectives.  The performance targets required to be met in order for the stock options to vest were the same as those set for the Named Executive Officers.  Based on CGI’s performance for the fiscal year ended September 30, 2009, 62.5% of the options became eligible to vest.  One-third of the shares eligible to vest based on the achievement of the objectives vested on November 8, 2009 when the results for the fiscal year ended September 30, 2009 were approved, one-third will vest on the second anniversary of the grant on October 1, 2010, and the final third will vest on the third anniversary of the grant on October 1, 2011.  Options that were not eligible to vest as a result of the vesting conditions were forfeited and cancelled.

Options Held by Directors

A table showing all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2009 as well as the in-the-money-value of such stock options is provided in Appendix D.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards Value vested during the year(d) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Claude Boivin	170.52(a)(b)	9,931	-
Bernard Bourigeaud	-(c)	-	-
Jean Brassard	-(a)	-	-
Claude Chamberland	-(a)(b)	13,000	-
Robert Chevrier	1000.44(a)(b)	65,255	-
Thomas P. d’Aquino	682.36(a)(b)	52,000	-
Paule Doré	-(c)	-	-
Richard B. Evans	-(c)	289(e)	-
Serge Godin	Mr. Godin’s compensation is set out in the Summary Compensation Table earlier in this document
André Imbeau	-(a)	-	281,343
David L. Johnston	787.36(a)(b)	60,000	-
Eileen A. Mercier	409.92(a)(b)	31,250	-
Michael E. Roach	Mr. Roach’s compensation is set out in the Summary Compensation Table earlier in this document
Gerald T. Squire	682.36(a)(b)	52,644	-
Robert Tessier	-(a)(b)	13,000	-

(a)
The options that vested during the 2009 fiscal year were the performance-based stock options granted in respect of the 2008 fiscal year for which the exercise price was $11.39.  The options vested in part on November 9, 2008 and the closing stock price on that date was $9.50.  The table therefore shows a nil dollar value for those options since the options were out-of-the-money on the vesting date.

(b)
The remaining options are options that directors received as a result of the receipt of DSUs.  See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document.  Those options vested at the time of grant.  Since the options exercise price is equal to the closing price of the shares on the Toronto Stock Exchange on the trading day preceding the date of grant, the value at the time of vesting reflects the positive difference, if any, between the closing price of the shares on the grant date and the exercise price.

(c)	This director did not hold any options that vested during the 2009 fiscal year.
(d)	The share-based awards are DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document.
(e)
Mr. Evans was appointed to the Board of Directors on September 29, 2009 and elected to receive 100% of his retainer fees in DSUs.  The amounts shown reflect the pro-rated retainer fees earned for the year ended September 30, 2009.

Indebtedness of Directors and Named Executive Officers

As of December 9, 2009, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to Board and standing committee composition. The Corporate Governance Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The Committee is composed of Messrs. David L. Johnston, Chair of the Committee, Jean Brassard, Thomas P. d’Aquino, and Mrs. Paule Doré.  With the exception of Mrs. Doré, all of the Committee members are independent directors.  The Committee met five times during fiscal 2009.

Mr. Johnston’s role and responsibilities as Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business.  The disclosure that follows sets out CGI’s corporate governance practices.

CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes.  At each annual general meeting, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year.  Shareholders have the option of withholding their votes from individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders.  All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder, Executive Vice-Chairman of the Board and Corporate Secretary, are members of the Board of Directors of CGI and, as of December 9, 2009, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 48.07% and 7.21% of the votes attached to all of CGI’s outstanding voting shares.

Mandate, Structure and Composition of the CGI Board of Directors

The Corporate Governance Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.  The Board of Directors and standing committee charters are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2009 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the 2009 Annual Information Form will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the Fundamental Texts as follows:

•	Board of Directors Charter	page 18
•	Corporate Governance Committee Charter	page 27
•	Human Resources Committee Charter	page 33
•	Audit and Risk Management Committee Charter	page 38

The following table summarizes the structure, responsibilities and membership of each of the Company’s standing committees.

COMMITTEE	MEMBERSHIP
Audit and Risk Management Committee
Composed entirely of independent directors, the Audit and Risk Management Committee: is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement; reviews with the auditors the scope of the audit; reviews with the auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems within the Company; reviews related party transactions; and reviews and recommends to the Board of Directors the approval of the Company’s interim and audited annual financial statements and all public disclosure documents containing audited or unaudited financial information.
Eileen A. Mercier (Chair) Robert Chevrier Richard B. Evans Gerald T. Squire
Corporate Governance Committee
Composed of a majority of independent directors, the Corporate Governance Committee: is responsible for developing the Company's approach to governance issues and the Company's response to corporate governance requirements and guidelines; reviews the composition of the Board of Directors, its standing committees and members and recommends Board nominees; carries out the annual Board of Directors self-assessment process; oversees the orientation program for new directors; and helps to maintain an effective working relationship between the Board of Directors and management.
David L. Johnston (Chair) Jean Brassard Thomas P. d’Aquino Paule Doré
Human Resources Committee
Composed entirely of independent directors, the Human Resources Committee: is responsible for reviewing the compensation of senior executives of the Company and for making recommendations to the Board of Directors in respect thereto; performs functions such as reviewing the Company’s succession planning and such other matters that the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors from time to time.
Robert Chevrier (Chair) Claude Boivin Bernard Bourigeaud Claude Chamberland

Role and Responsibilities of the Executive Chairman and of the CEO

Elected by the shareholders, the Board of Directors has delegated to senior management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which has been adopted by the Board of Directors.  The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company’s business.

The Executive Chairman’s role allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic acquisitions.  The nature of the Executive Chairman’s responsibilities are such that he is a senior executive officer of the Company and is not an independent chairman of the Board.

All operational and corporate functions, other than the office of the Chairman and the corporate secretariat, report to the CEO who reports directly to the Board of Directors.  The CEO, jointly with the management team, develops the strategies and corporate objectives which are approved by the Board of Directors.  Each year the Human Resources Committee assesses the performance of the management team in achieving the objectives and makes recommendations to the Board of Directors in relation to the vesting of stock options and the payment of bonuses to Named Executive Officers under the Company’s Profit Participation Plan.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Executive Chairman and of the CEO, in relation to the Company’s day to day operations and the attainment of its objectives.  The Executive Chairman and the CEO table reports to the Board of Directors at each regularly scheduled Board meeting and their performance relative to objectives is assessed annually.  Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

Mr. Robert Chevrier, an independent member of the Board of Directors, is currently CGI’s Lead Director.

The Charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors.  The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and is alert to its obligations to the shareholders.

In fulfilling his responsibilities, the Lead Director provides input to the Executive Chairman in the preparation of Board of Directors meeting agendas, sets the agenda for and chairs the meetings of the independent directors, and leads the annual self-evaluation process for the Board of Directors.

In conjunction with the Executive Chairman, the Lead Director facilitates the effective and transparent interaction of Board members and management.  The Lead Director also provides feedback to the Executive Chairman and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee.  The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee's structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.  The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The committee chair presides the committee’s meetings and works with the Corporate Secretary, the Executive Chairman and the Company’s concerned executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has the authority to convene special meetings of the committee.  The committee chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the full Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on the CGI Board of Directors

Each year, the Corporate Governance Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on our Board of Directors, receive careful consideration apart from the year-end and annual general meeting preparation cycle.

Independence

CGI’s corporate governance practices require that a majority of the members of CGI’s Board of Directors be independent.  This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators’ governance guidelines and rules.

The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner.  The Lead Director holds regular meetings of the independent directors without related directors present.  The Lead Director held two such meetings during the year ended September 30, 2009.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.

The independence of the Board of Directors and its standing committees is further enhanced because their charters provide that they may engage outside advisors as needed. In addition, individual directors may also engage outside advisors with the authorization of the Chair of the Corporate Governance Committee.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of CGI’s Board of Directors be both financially and operationally literate.  The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI’s Audit and Risk Management Committee.  Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise is examined by the Corporate Governance Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Participation in the annual self-assessment process later in this document).  Expertise in the industry vertical markets in which the Company operates, operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI’s Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process.  The Board’s objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board who serve on the Company’s Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

The Corporate Governance Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that two of the members of the Committee, the Committee Chair, Mrs. Eileen A. Mercier and Mr. Robert Chevrier have financial expertise as required by the New York Stock Exchange corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002.  Mrs. Mercier acquired her expertise during the course of her career including in her capacity as Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. from 1990 to 1995.  Mr. Chevrier is a chartered accountant and was formerly CEO of Rexel Canada Inc. (formerly Westburne Inc.) and in that capacity supervised its principal financial officer.

The remaining members of the Audit and Risk Management Committee, Messrs. Gerald T. Squire and Richard B. Evans, are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements.

Messrs. Evans and Squire acquired their financial literacy while serving as Chief Executive of Rio Tinto Alcan (and as President and Chief Executive Officer of Alcan Inc. prior to its acquisition by Rio Tinto Plc) and Cooperators Group Limited respectively.  In their roles as chief executive officers they were responsible for the supervision of the chief financial officer of the company and were ultimately responsible for operations as well as accounting and financial reporting.  Mr. Squire held various management positions spanning his career of more than 47 years in the insurance business that also contributed to his financial literacy.

Attendance at Board and Standing Committee Meetings

The Committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of shareholders, the Committee discloses the attendance record for all directors in the Management Proxy Circular.  The overall attendance rate for CGI’s Board of Directors for fiscal 2009, including special meetings, was 98% for the Board of Directors, 100% for the Audit and Risk Management Committee, 100% for the Human Resources Committee and 100% for the Corporate Governance Committee.  Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance Year ended September 30, 2009
Director	Board Meetings Attended		Committee Meetings Attended

	6 regular meetings		Audit	5 regular meetings,
				1 special meeting
			Governance	3 regular meetings,
				2 special meetings
			Human Resources	4 regular meetings

Claude Boivin	6 of 6	100%	Human Resources	4 of 4	100%
			Governance(a)	2 of 2	100%
Bernard Bourigeaud	5 of 6	83%	Human Resources(b)	2 of 2	100%
Jean Brassard	6 of 6	100%	Governance	5 of 5	100%
Claude Chamberland	6 of 6	100%	Human Resources	4 of 4	100%
Robert Chevrier	5 of 6	83%	Audit	6 of 6	100%
			Human Resources (Chair)	4 of 4	100%
Thomas P. d’Aquino	6 of 6	100%	Governance	5 of 5	100%
Paule Doré	6 of 6	100%
Serge Godin (Chair)	6 of 6	100%
André Imbeau	6 of 6	100%
David L. Johnston	6 of 6	100%	Human Resources (Chair) (c)	2 of 2	100%
			Governance (Chair)(c)	3 of 3	100%
Eileen A. Mercier	6 of 6	100%	Audit (Chair)	6 of 6	100%
Michael E. Roach	6 of 6	100%
Gerald T. Squire	6 of 6	100%	Audit	6 of 6	100%
			Governance(d)	2 of 2	100%
Robert Tessier(e)	3 of 3	100%	Audit	3 of 3	100%

(a)	Mr. Boivin ceased to be a member of the Corporate Governance Committee on January 27, 2009 and the table therefore reflects his attendance up to the time he left the Committee.
(b)	Mr. Bourigeaud joined the Human Resources Committee on January 27, 2009 and the table therefore reflects his attendance after he joined the Committee.
(c)
Mr. Johnston left the Human Resources Committee and joined the Corporate Governance Committee on January 27, 2009 and the table therefore reflects his attendance from the date of the change in his committee appointments.

(d)	Mr. Squire ceased to be a member of the Corporate Governance Committee on January 27, 2009 and the table therefore reflects his attendance up to the time he left the Committee.
(e)	Mr. Tessier retired as a director of the Company on March 9, 2009 and the table therefore reflects his attendance up to the time he left the Board of Directors.

Share Ownership Guidelines for Directors

A share ownership guideline was adopted for directors on June 15, 2004.  CGI’s directors are required to hold at least 10,000 Class A subordinate shares or DSUs within the later of i) three years of their election or appointment to the Board of Directors and ii) three years from the adoption of the guideline on June 15, 2004.  All directors’ holdings respect the guideline.

The share ownership on the part of the Company’s independent directors and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

Outside Directors’ Share Ownership(a)
Director	Year	Number of Class A shares	Number of DSUs	Total Number of shares and DSUs	Total “at risk” value of shares and DSUs(b)	Shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Claude Boivin	2009	104,596	7,035	111,631	$1,495,855	n.a.	Complies with ownership guidelines
	2008	104,596	6,169	110,765	$974,732
	Change	-	866	866	$521,123
Bernard Bourigeaud	2009	-	-	-	-	10,000	August 14, 2011
	2008	-	-	-	-
	Change	-	-	-	-
Jean Brassard(c)	2009	993,886	-	993,886	$13,338,072	n.a.	Complies with ownership guidelines
	2008	1,593,886	-	1,593,886	$14,026,196
	Change	(600,000)	-	(600,000)	($708,124)
Claude Chamberland	2009	11,396	17,201	28,597	$383,200	n.a.	Complies with ownership guidelines
	2008	11,396	15,915	27,311	$240,337
	Change	-	1,286	1,286	$142,863
Robert Chevrier	2009	10,000	15,979	25,979	$348,119	n.a.	Complies with ownership guidelines
	2008	10,000	10,200	20,200	$177,760
	Change	-	5,779	5,779	$170,359
Thomas P. d’Aquino	2009	-	15,273	15,273	$204,658	n.a.	Complies with ownership guidelines
	2008	-	10,590	10,590	$93,192
	Change	-	4,683	4,683	$111,466
Paule Doré	2009	99,774	-	99,774	$1,336,972	n.a.	Complies with ownership guidelines
	2008	349,474	-	349,474	$3,075,371
	Change	(249,700)	-	(249,700)	($1,738,399)
Richard B. Evans	2009	10,000	21	10,021	$134,281	n.a.	Complies with ownership guidelines
	2008	n.a.	n.a.	n.a.	n.a.
	Change	n.a.	n.a.	n.a.	n.a.
David L. Johnston	2009	24,114	33,145	57,259	$767,271	n.a.	Complies with ownership guidelines
	2008	25,026	27,742	52,768	$464,358
	Change	(912)	5,403	4,491	$302,913
Eileen A. Mercier	2009	15,774	16,644	32,418	$434,401	n.a.	Complies with ownership guidelines
	2008	15,774	13,830	29,604	$260,515
	Change	-	2,814	2,814	$173,886
Gerald T. Squire	2009	25,000	23,960	48,960	$656,064	n.a.	Complies with ownership guidelines
	2008	25,000	19,214	44,214	$389,083
	Change	-	4,746	4,746	$266,981

(a)	2009 information is provided as of December 9, 2009 and 2008 information is provided as of December 12, 2008.
(b)	Based on the closing prices of the Company’s shares on the Toronto Stock Exchange on December 9, 2009 and December 12, 2008 respectively.
(c)	The number of shares shown for Mr. Brassard combines the 238,475 Class A subordinate voting shares and 755,411 Class B shares owned or controlled, directly or indirectly, by Mr. Brassard.

Availability and Workload

The Board of Directors has endorsed the Corporate Governance Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mrs. Eileen A. Mercier serves on the audit committees of three other companies, Mr. Robert Chevrier serves on the audit committees of two other companies, Mr. Squire serves on the audit committee of one other company and Mr. Evans does not serve on any other audit committee.  The Board of Directors and the Corporate Governance Committee have determined that the service of the members of the Audit and Risk Management Committee on other committees does not impair their capacity to serve the Company’s Audit and Risk Management Committee effectively.

Conflicts of Interest

A process is in place for directors to acknowledge annually CGI’s Code of Ethics and Business Conduct in the same way as officers and employees, and all the directors have done so.  All directors have also declared their interests in all other companies where they serve as directors or officers.  The Board of Directors has endorsed the Corporate Governance Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Participation in the Orientation and Education Program

Each new director participates in a formal orientation and education program.  The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and i) the Founder and Executive Chairman of the Board, ii) the Lead Director, iii) the President and Chief Executive Officer, iv) the Chair of each standing committee to which the director will be assigned, and v) other key senior executive officers of the Company.  Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled.  In addition to the executive briefings, new directors receive the CGI Director Reference and Orientation Binder, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes, detailed information in relation to the Company; its operations; financial condition; management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior officers; and materials related to the director’s duties and responsibilities, including, a synopsis of the Company’s insurance coverage for directors and officers liability; CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders (see the heading Guidelines on Disclosure of Information later in this document); and the Company’s process for reporting transactions in its shares carried out by its insiders.

In addition to the formal orientation program, presentations on a variety of topics are provided to the Board of Directors by management on a regular basis and directors receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time.  Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to CGI’s Board of Directors.

Participation in the Annual Self-Assessment Process

The Lead Director, in concert with the Corporate Governance Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole, of the standing committees of the Board, and of the contribution of individual directors.  The Corporate Governance Committee is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make.  This assessment is based on annual questionnaires to which directors respond.

Separate questionnaires cover the assessment of the Board as a whole and the individual directors’ contributions.  Once the responses are received, the Lead Director compiles and analyses the results.  He then discusses the self assessments with each director.  Following the one-on-one discussions with directors, the Lead Director then reviews the overall results of the self-assessment process with the Founder and Executive Chairman of the Board, and with the Chairs of the standing committees.  The Corporate Governance Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors reviews the assessment of its performance and the recommendations provided by the Corporate Governance Committee annually with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Corporate Governance Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets.  The selection criteria for CGI’s Board of Directors which are explained earlier in this document under the heading Expertise and financial and operational literacy recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise and business and operational insight into each of the Company’s industry vertical markets.  Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced.  The Corporate Governance Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable resources.

As with the other aspects of our corporate governance practices, director term limits and the Board of Directors retirement policy are reviewed annually.  When the time comes to discuss term limits or a retirement age, the directors who would be affected in the event that such limits were adopted, withdraw from the meeting and abstain from voting on the matter.

Nomination Process for the Board of Directors

The shareholders are responsible for electing CGI’s directors.  The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors.  The Board of Directors relies on the nomination recommendations of the Corporate Governance Committee.

Based on the results of the Board of Directors self-evaluation (see the heading Participation in the annual self-assessment process earlier in this document) or on its own assessment from time to time of the needs of the Company, the Committee may recommend that the composition of the Board or its standing committees be varied in order to ensure that it continues to serve the best interests of the Company and to ensure an appropriate succession of directors.  By way of example, when it is appropriate to do so, additional directors may be appointed to committees so as to ensure that knowledge is passed along in order to facilitate a smooth transition should the need arise.

When changes to Board composition are required, potential candidates are identified on the basis of their expertise and knowledge in the industry vertical markets in which the Company operates and their operational and financial literacy.  The Corporate Governance Committee, the Executive Chairman, the Chair of the Corporate Governance Committee and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to evaluate the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is made, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled, or be nominated for election at the next meeting of shareholders.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks.  The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team.  The plan is then presented to the directors in July for review and discussion.  In the next step, the plan is refined by management and is subsequently presented to the Board of Directors for approval in September.  The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process.  In addition to the formal planning process, every Board meeting agenda features a standing item entitled Directors’ Round Table that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company’s strategic direction.

Guidelines on Disclosure of Information

CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by CGI’s Board of Directors (the “Guidelines”) set out the essential principles underlying the Company’s disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices.  The Guidelines are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2009 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the 2009 Annual Information Form will be provided promptly to shareholders upon request.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company’s major communications to its shareholders and the investing public. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004, the Company adopted the CGI Shareholder Partnership Management Framework (“SPMF”).  The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts.  CGI obtained ISO 9001 certification for the application of the SPMF in the Company’s operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every other year as a means of measuring shareholder satisfaction.  The survey is designed to provide insights so that the Company can improve its investor relations program.

The SPMF bi-annual assessment will be conducted during the 2010 fiscal year.

Following the assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) provides that directors’ duties include the oversight of the integrity of the Company’s internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors in that regard.

Directors’ Compensation

The Human Resources Committee reviews directors’ compensation periodically. In determining directors’ remuneration, the Committee considers the directors’ compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board of Directors and of the standing committees.  See the heading Compensation of Directors in the report of the Human Resources Committee earlier in this document.

Codes of Ethics and Business Conduct

CGI’s Code of Ethics and Business Conduct and its Executive Code of Conduct are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2009 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the 2009 Annual Information Form will be provided promptly to shareholders upon request.

The Board of Directors monitors compliance with the Code of Ethics and Business Conduct and under the Board of Directors charter is responsible for any waivers of the codes’ provisions granted to directors or officers. No such waivers have been granted to date.

It is the Corporate Governance Committee that is principally responsible for the annual review of the Code of Ethics and Business Conduct, overseeing compliance with the code of ethics, reviewing any request to waive or exempt from its application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct all of CGI’s members are required to comply with the code and to see that it is complied with.  The code requires that infractions be reported to management and the corporate secretary is specifically mandated with receiving reports of infractions and reporting them to the Corporate Governance Committee and to the Board of Directors.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other breaches of the Code of Ethics and Business Conduct or of the Executive Code of Conduct.  In that regard, the Company adopted the CGI Serious Ethical Incidents Reporting Policy which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure web site which assures that members who wish to preserve their anonymity are able to do so with confidence.  The Audit and Risk Management Committee is primarily responsible for receiving and dealing with these incident reports.  A report on the process and on incident reports received is provided quarterly to the Audit and Risk Management Committee by the head of the internal audit department.

A program for the integration of new members ensures that new members receive an orientation that familiarizes them with CGI’s policies, their responsibilities as members and the benefits to which they are entitled.  In order to ensure that all our members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed about the code and the process for reporting ethics breaches, and is required to undertake in writing to comply with the code.  This written undertaking is renewed annually at the same time as the member’s evaluation.

CGI’s Leadership Institute regularly provides an intensive series of courses designed to ensure that new managers are familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting breaches.

In addition, the Company provides an electronic portal that ensures that all members have access to the Company’s policies, including the code of ethics and the process for reporting breaches.

These measures are in addition to quarterly reports tabled with the Audit and Risk Management Committee by the internal audit department, the internal controls review function, and the legal department on matters for which they are responsible.  These reports may include reports of breaches of the code of ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the Founder, Executive Vice-Chairman of the Board and Corporate Secretary, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

Relationship with Shareholders and Decisions Requiring Their Consent

In keeping with CGI’s policy of seeking to align the interests of its three stakeholder groups (see the Letter to Shareholders on page iv earlier in this document), CGI implemented the SPMF which forms part of the Company’s ISO certification.  See the heading Guidelines on Disclosure of Information earlier in this document for a more detailed discussion of the SPMF.

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders.  All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board and Founder, Executive Vice-Chairman of the Board and Corporate Secretary, are members of the Board of Directors of CGI and, as of December 9, 2009, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 48.07% and 7.21% of the votes attached to all of CGI’s outstanding voting shares.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange and of the U.S. Securities and Exchange Commission.

The Audit and Risk Management Committee is composed of Mrs. Eileen A. Mercier, Chair of the Committee, and Messrs. Robert Chevrier, Richard B. Evans and Gerald T. Squire.  Mr. Squire intends to retire from the Company’s Board of Directors and is not standing for re-election at the 2010 Annual General Meeting.  The Committee met six times during fiscal 2009.  Mrs. Mercier’s role and responsibilities as Chair of the Audit and Risk Management Committee are described  earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Audit and Risk Management Committee are contained in the Committee’s charter.  The Audit and Risk Management Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) and is available on CGI’s web site at www.cgi.com.  The role and responsibilities of the Audit and Risk Management Committee include:

(a)	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)
identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

(c)	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

(d)	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

(f)
recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement and pursuing ongoing discussions with them;

(g)	reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations;

(h)	reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and

(i)	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

External Auditors’ Independence

The Committee is required to assert the independence of CGI’s external auditors and, to this end, entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns, and (m) all other services that are not prohibited services.

The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees, and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Audit and Risk Management Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•
For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee; and

•
At each meeting of the Audit and Risk Management Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Key Participants’ Responsibilities

Management and the Audit and Risk Management Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy.

The primary responsibilities of management are: (a) creating and maintaining a policy that follows Canadian and U.S. auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Audit and Risk Management Committee all mandates to be granted to the external auditors, and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Audit and Risk Management Committee are: (a) nominating the external auditors for appointment by the Company’s shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management’s compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring five-year audit partner rotation requirements, (g) monitoring the twelve-month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear, and (j) approving all auditor mandates or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Audit and Risk Management Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.

Change of External Auditor

Following Deloitte & Touche LLP’s acquisition of the U.S. federal government business formerly carried on by one of CGI’s competitors, the Company’s business units which provide a wide range of IT services to U.S. federal government agencies, state and local governments and to commercial enterprises, found themselves competing directly with Deloitte & Touche LLP.

For that reason, and at the request of management, the Audit and Risk Management Committee undertook a comprehensive selection process for the purpose of recommending a change in the Company’s external auditor.  As a result of that process, the Committee recommended to the Board of Directors that Ernst & Young LLP be proposed for election by the Company’s shareholders as the Company's external auditor to succeed Deloitte & Touche LLP.  The Board of Directors accepted the Committee’s recommendation and launched the formal change of auditor process on September 29, 2009.  On November 8, 2009, Deloitte & Touche LLP completed its mandate for the delivery of the auditor’s report on the Company’s financial statements for the fiscal year ended September 30, 2009.

The Reporting Package required to be included in this Management Proxy Circular pursuant to section of 4.11 of National Instrument 51-102 that contains the Company’s Change of Auditor Notice and the confirmation letters received from Deloitte & Touche LLP and Ernst & Young LLP is provided as Appendix A.

The Board of Directors, on the recommendation of the Audit and Risk Management Committee, therefore recommends that shareholders vote for the proposed appointment of Ernst & Young LLP as the Company’s external auditor.

Fees Paid to External Auditors

During the years ended September 30, 2009 and September 30, 2008, CGI paid the following fees to its external auditors:

Service retained	Fees paid
	2009	2008
Audit fees	$3,152,914	$3,786,221
Audit related fees(a)	$2,676,048	$2,823,827
Tax fees(b)	$173,697	$617,221
All other fees	-	-
Total fees paid	$6,002,659	$7,227,269

(a)
The audit related fees paid to the external auditors for the years ended September 30, 2009 and September 30, 2008 were in relation to service organization control procedures audits, accounting consultations and employee benefit plan audits.

(b)
The tax fees paid to the external auditors for the years ended September 30, 2009 and September 30, 2008 were in relation to tax research and interpretation, support activities related to tax audit, and preparation of personal tax returns, principally on behalf of expatriates.  None of the persons for whom tax returns were prepared were officers of the Company.

Related Party Transactions

The Audit and Risk Management Committee that is made up entirely of independent directors is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest.  To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes an ad hoc committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board.  Such committee may retain independent legal and accounting advisors to assist in reviewing the transaction.

Whether it is the Audit and Risk Management Committee or an ad hoc committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting.  Every proxy given to any person in the form of proxy that accompanied this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Corporate Secretary of the Company, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2009 audited annual and unaudited quarterly financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  For additional copies of this Management Proxy Circular or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company's Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
Canada
Tel.: (514) 841-3200

APPROVAL BY THE DIRECTORS

The Board of Directors of the Company has approved the content and the delivery of this Management Proxy Circular.

Serge Godin
Founder and Executive
Chairman of the Board

APPENDIX A

Reporting Package Related to the Change of External Auditor required pursuant to Section 4.11 of National Instrument 51-102

Business solutions through information technology	ISO 9001 Certified

CGI Group Inc. 1130 Sherbrooke Street West 7th Floor Montreal, Quebec H3A 2MB Tel. 5144-841-3200 Fax 514-B41-3249 www.cgi.com

September 30, 2009

Samson Bélair Deloitte & Touche LLP 1 Place Ville Marie Suite 3000 Montreal, Quebec H3B 4T9	Ernst & Young LLP 800 René Lévesque Bld. West Suite 1900 Montreal, Quebec H3B 1X9

Re:       CGI Group Inc. (the "Company")
           Notice of Change of Auditor

Dear Sirs, Mesdames:

In compliance with section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), please be advised as follows:

1)
On September 29, 2009, the Board of Directors of CGI Group Inc. (the “Company”), on the recommendation of its Audit and Risk Management Committee, decided that (i) Samson Bélair Deloitte & Touche s.e.n.c.r.l. (the “Incumbent Auditor”) would not be proposed for re-appointment by the Company’s shareholders at their next annual meeting scheduled to be held on January 27, 2010, and that (ii) Ernst & Young LLP (the "Successor Auditor") would be proposed as the Company’s auditor for the fiscal year beginning October 1, 2009.

2)	At their next annual meeting, the shareholders of the Company will therefore be asked to approve the appointment of the Successor Auditor as auditor of the Company.

3)	There were no reservations in the Auditor's Reports for either of the Company’s two most recently completed fiscal years.

4)	The Board of Directors is of the opinion that there is no "reportable event" as defined in section 4.11(1) of NI 51-102.

Please state in writing whether you agree, disagree (including the reasons for any disagreement), or have no basis to agree or disagree with each statement contained in this Notice of Change of Auditor.

Your response must be addressed to the Canadian Securities Administrators (See attached list) and be delivered to us as soon as possible, and in any event no later than October 19, 2009.

Yours truly,

/s/ R. David Anderson

R. David Anderson
Executive Vice-President and Chief Financial Officer

t. (514) 841-3224
f. (514) 841-3299
e. david.anderson@cgi.com

2

Canadian Securities Administrators

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland Department of Government Services, Consumer & Commercial Affairs Branch

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office, Consumer, Corporate and Insurance Services Division, Office of the Attorney General

Saskatchewan Financial Services Commission

Ernst & Young s.r.L/s.E.N.c.R.L.
Comptables agrees
Ernst & Young LLP
Chartered Accountants
800, boul. Rene-Lêvesque Ouest
Bureau 1900
Montreal (Quebec) H3B 1X9
Tel./Tel.: 514 875 6060
Telec./Fax: 514 879 2600
ey.com/ca

October 13, 2009

Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Department of Government Services, Consumer & Commercial Affairs Branch
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office, Consumer, Corporate and Insurance Services Division,
Office of the Attorney General
Saskatchewan Financial Services Commission

Re:   CGI Group Inc.
Change of Auditor Notice dated September 30, 2009

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

c.c. The Board of Directors, CGI Group Inc
      R. David Anderson, Executive Vice-President and Chief Financial Officer

Deloille & Touche LLP 1 Place Ville Marie Suite 3000 Montreal QC H3B 4T9 Canada Tel: 514-393-5451 Fax: 514-390-4113 www.deloitte.ca

October 16, 2009

To the various Securities Commissions and
similar regulatory authorities in Canada:
Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Department of Government Services, Consumer & Commercial Affairs Branch
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office, Consumer, Corporate and Insurance Services Division,
Office of the Attorney General
Saskatchewan Financial Services Commission
Registrar of Securities, Yukon Territory
Securities Registry Northwest Territories
Registrar of Securities, Nunavut Territory

Subject :	CGI Group Inc. (the "Company")
National Instrument 51-102 — Change of Auditors of a Reporting Issuer

Dear Sirs/Madam:

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated September 30, 2009 delivered to us by the Company.

Pursuant to subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, please accept this letter as confirmation of Deloitte & T.ouche LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with the information and each of the statements contained therein.

Yours truly,

/s/ Deloitte & Touche (1) LLP

' Chartered accountant auditor permit No. 17046

cc: Mr. R. David Anderson, Executive Vice-President and Chief Financial Officer - CGI Group Inc,

Member of Deloitte Touche Tohmatsu

APPENDIX B

Proposed resolution to approve the amendment of the Share Option Plan

CGI GROUP INC.

RESOLUTION OF THE
SHAREHOLDERS OF THE COMPANY
JANUARY 27, 2010
____________________________________

WHEREAS the Board of Directors of the Company has recommended that the shareholders approve an amendment to the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”) in order to increase the maximum number of shares that may be issued;

WHEREFORE, on motion duly made and seconded, it was resolved:

1.           THAT the amendment to the Share Option Plan to replenish and increase the maximum number of shares that may be issued under the Share Option Plan to 53,600,000 Class A subordinate voting shares be and the same is hereby approved;

2.           THAT any director or officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to do such things and to sign, execute and deliver all such documents that such director or officer may, in his or her discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

APPENDIX C

Options held by Named Executive Officers

The following table shows all outstanding stock options held by the Named Executive Officers as at September 30, 2009 as well as the in-the-money-value of such stock options.  The Company’s Named Executive Officers do not receive any share-based awards.

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Serge Godin Founder and Executive Chairman of the Board
	65,000	14.35	November 25, 2009	-
	155,000	9.90	October 24, 2010	409,200
	285,000	8.90	September 18, 2011	1,037,400
	170,000	6.05	October 1, 2012	1,103,300
	277,000	7.81	October 1, 2013	1,310,210
	275,730	8.50	October 1, 2014	1,113,949
	250,000	8.55	October 21, 2015	997,500
	400,000	7.72	November 20, 2016	1,928,000
	312,500	11.39	October 1, 2017	359,375
	750,000	9.31	October 1, 2018	2,422,500

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Michael E. Roach, President and Chief Executive Officer
	36,000	16.20	November 9, 2009	-
	10,000	14.41	May 10, 2010	-
	25,000	9.90	October 24, 2010	66,000
	25,000	8.91	October 24, 2010	90,750
	50,000	6.73	April 23, 2011	290,400
	105,000	8.90	September 18, 2011	382,200
	30,000	8.30	April 22, 2012	127,200
	90,000	6.05	October 1, 2012	584,100
	80,000	7.06	November 4, 2012	438,400
	150,000	7.81	October 1, 2013	709,500
	159,075	8.50	October 1, 2014	642,663
	150,000	8.55	October 21, 2015	598,500
	43,000	9.40	February 4, 2016	135,020
	600,000	6.69	July 31, 2016	3,510,000
	437,500	11.39	October 1, 2017	503,125
	750,000	9.31	October 1, 2018	2,422,500

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
R. David Anderson, Executive Vice-President and Chief Financial Officer
	18,450	16.20	November 9, 2009	-
	6,150	8.91	October 24, 2010	22,325
	15,000	8.90	September 18, 2011	54,600
	15,000	6.05	October 1, 2012	97,350
	25,000	7.81	October 1, 2013	118,250
	16,440	8.50	October 1, 2014	66,418
	10,000	8.55	October 21, 2015	39,900
	250,000	7.72	November 20, 2016	1,205,000
	125,000	11.39	October 1, 2017	143,750
	250,000	9.31	October 1, 2018	807,500

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Donna S. Morea, President US, Europe and Asia
	150,000	8.00	May 3, 2014	681,000
	44,438	8.50	October 1, 2014	179,530
	48,750	8.55	October 21, 2015	194,513
	125,000	6.69	July 31, 2016	731,250
	125,000	11.39	October 1, 2017	143,750
	250,000	9.31	October 1, 2018	807,500

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Joseph I. Saliba, Former President Europe and Asia(c)
	135,000	8.90	September 18, 2011	491,400
	63,188	8.50	October 1, 2014	255,280
	48,750	8.55	October 21, 2015	194,513
	62,500	6.69	July 31, 2016	365,625
125,000	11.39	October 1, 2017	143,750
200,000	9.31	October 1, 2018	646,000

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2009.
(b)	Based on $12.54, the closing price of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange on September 30, 2009.
(c)	Mr. Saliba left the Company on October 31, 2009.

APPENDIX D

Options held by Directors

The following table shows all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2009 as well as the in-the-money-value of such stock options.  The outside members of the Board of Directors are eligible to receive DSUs.  See the heading Stock Options and Deferred Stock Units Granted to Directors in the Management Proxy Circular earlier in this document.  All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix C.

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Claude Boivin
	500	14.10	October 1, 2009	-
	172	15.01	October 13, 2009	-
	264	24.51	January 27, 2010	-
	400	16.23	April 20, 2010	-
	670	9.70	July 27, 2010	1,903
	250	11.34	October 2, 2010	300
	634	10.23	October 19, 2010	1,465
	710	9.15	January 25, 2011	2,407
	1,009	6.44	April 20, 2011	6,159
	723	8.99	August 10, 2011	2,567
	4,000	9.05	October 1, 2011	13,960
	640	10.15	October 19, 2011	1,530
	873	10.30	February 21, 2012	1,956
	1,055	8.53	April 19, 2012	4,231
	1,286	7.00	July 12, 2012	7,124
	4,000	6.05	October 1, 2012	25,960
	1,298	6.93	November 15, 2012	7,282
	1,289	6.98	February 21, 2013	7,167
	4,000	7.81	October 1, 2013	18,920
	252	8.70	April 16, 2014	968
	247	8.91	July 23, 2014	897
	4,000	8.50	October 1, 2014	16,160
	274	8.02	October 15, 2014	1,238
	442	7.69	January 21, 2015	2,144
	4,000	8.55	October 21, 2015	15,960
	4,000	7.72	November 20, 2016	19,280
	2,500	11.39	October 1, 2017	2,875
	4,000	9.31	October 1, 2018	12,920
	632	10.85	April 24, 2019	1,068
	609	10.67	July 31, 2019	1,139

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Bernard Bourigeaud
	4,000	9.31	October 1, 2018	12,920
	4,000	9.31	October 1, 2018	12,920

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Jean Brassard
	50,000	14.36	November 25, 2009	-
	4,000	7.81	October 1, 2013	18,920
	4,000	8.50	October 1, 2014	16,160
	4,000	8.55	October 21, 2015	15,960
	4,000	7.22	November 20, 2016	19,280
	2,500	11.39	October 1, 2017	2,875
	4,000	9.31	October 1, 2018	12,920

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Claude Chamberland
	338	16.23	April 20, 2010	-
	567	9.70	July 27, 2010	1,610
	250	11.34	October 2, 2010	300
	536	10.23	October 19, 2010	1,238
	601	9.15	January 25, 2011	2,037
	854	6.44	April 20, 2011	5,213
	611	8.99	August 10, 2011	2,169
	4,000	9.05	October 1, 2011	13,960
	541	10.15	October 19, 2011	1,293
	825	10.30	February 21, 2012	1,848
	996	8.53	April 19, 2012	3,994
	1,214	7.00	July 12, 2012	6,726
	4,000	6.05	October 1, 2012	25,960
	1,226	6.93	November 15, 2012	6,878
	1,217	6.98	February 21, 2013	6,767
	587	7.23	May 16, 2013	3,117
	544	7.80	August 8, 2013	2,579
	4,000	7.81	October 1, 2013	18,920
	546	7.78	October 17, 2013	2,599

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Claude Chamberland
	492	8.64	February 6, 2014	1,919
	488	8.70	April 16, 2014	1,874
	477	8.91	July 23, 2014	1,732
	4,000	8.50	October 1, 2014	16,160
	530	8.02	October 15, 2014	2,396
	878	7.69	January 21, 2015	4,258
	964	7.00	April 29, 2015	5,341
	922	7.32	July 8, 2015	4,813
	808	8.35	October 14, 2015	3,386
	4,000	8.55	October 21, 2015	15,960
	718	9.40	January 20, 2016	2,255
	826	8.17	April 17, 2016	3,610
	951	7.10	July 7, 2016	5,173
	865	7.80	October 13, 2016	4,100
	4,000	7.72	November 20, 2016	19,280
	1,273	8.25	January 19, 2017	5,461
	1,014	10.36	April 13, 2017	2,211
	890	11.80	July 20, 2017	659
	2,500	11.39	October 1, 2017	2,875
	978	10.74	October 26, 2017	1,760
	1,045	10.05	February 1, 2018	2,602
	1,804	11.64	April 11, 2018	1,624
	1,927	10.90	August 1, 2018	3,160
	4,000	9.31	October 1, 2018	12,920
	2,320	9.05	October 24, 2018	8,097
	2,572	10.11	January 30, 2019	6,250

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Robert Chevrier
	2,000	7.14	January 30, 2013	10,800
	783	7.23	May 16, 2013	4,158
	1,089	7.80	August 8, 2013	5,162
	4,000	7.81	October 1, 2013	18,920
	1,093	7.78	October 17, 2013	5,203
	984	8.64	February 6, 2014	3,838
	977	8.70	April 16, 2014	3,752
	954	8.91	July 23, 2014	3,463
	4,000	8.50	October 1, 2014	16,160
	1,060	8.02	October 15, 2014	4,791

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Robert Chevrier
	1,756	7.69	January 21, 2015	8,517
	964	7.00	April 29, 2015	5,341
	922	7.32	July 8, 2015	4,813
	808	8.35	October 14, 2015	3,386
	4,000	8.55	October 21, 2015	15,960
	771	9.40	January 20, 2016	2,421
	4,000	7.72	November 20, 2016	19,280
	1,062	10.36	April 13, 2017	2,315
	932	11.80	July 20, 2017	690
	2,500	11.39	October 1, 2017	2,875
	1,024	10.74	October 26, 2017	1,843
	1,095	10.05	February 1, 2018	2,727
	1,143	11.64	April 11, 2018	1,029
	1,353	10.90	August 1, 2018	2,219
	4,000	9.31	October 1, 2018	12,920
	1,630	9.05	October 24, 2018	5,689
	1,706	10.11	January 30, 2019	4,146
	3,376	10.85	April 24, 2019	5,705
	3,573	10.67	July 31, 2019	6,682

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Thomas P. D'Aquino
	4,000	9.40	February 4, 2016	12,560
	1,102	8.17	April 17, 2016	4,816
	1,901	7.10	July 7, 2016	10,341
	1,731	7.80	October 13, 2016	8,205
	4,000	7.72	November 20, 2016	19,280
	2,545	8.25	January 19, 2017	10,918
	2,027	10.36	April 13, 2017	4,419
	1,780	11.80	July 20, 2017	1,317
	2,500	11.39	October 1, 2017	2,875
	1,955	10.74	October 26, 2017	3,519
	2,090	10.05	February 1, 2018	5,204
	1,804	11.64	April 11, 2018	1,624
	1,927	10.90	August 1, 2018	3,160
	4,000	9.31	October 1, 2018	12,920
	2,320	9.05	October 24, 2018	8,097
	2,572	10.11	January 30, 2019	6,250
	2,396	10.85	April 24, 2019	4,049

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Thomas P. D'Aquino
	2,437	10.67	July 31, 2019	4,557

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Paule Doré
	25,000	14.36	November 25, 2009	-
	10,000	14.41	May 10, 2010	-
	50,000	9.90	October 24, 2010	132,000

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
André Imbeau
	50,000	14.36	November 25, 2009	-
	115,000	9.90	October 24, 2010	303,600
	10,000	6.73	April 23, 2011	58,080
	110,000	8.90	September 18, 2011	400,400
	90,000	6.05	October 1, 2012	584,100
	120,000	7.81	October 1, 2013	567,600
	123,725	8.50	October 1, 2014	499,849
	112,500	8.55	October 21, 2015	448,875
	150,000	7.72	November 20, 2016	723,000
	125,000	11.39	October 1, 2017	143,750
	225,000	9.31	October 1, 2018	726,750

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
David L. Johnston
	500	14.10	November 25, 2009	-
	172	15.01	November 25, 2009	-
	264	24.51	January 27, 2010	-
	400	16.23	April 20, 2010	-
	670	9.70	July 27, 2010	1,903
	250	11.34	October 2, 2010	300
	634	10.23	October 19, 2010	1,465

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
David L. Johnston
	710	9.15	January 25, 2011	2,407
	1,009	6.44	April 20, 2011	6,159
	723	8.99	August 10, 2011	2,567
	4,000	9.05	October 1, 2011	13,960
	640	10.15	October 19, 2011	1,530
	873	10.30	February 21, 2012	1,956
	1,055	8.53	April 19, 2012	4,231
	1,286	7.00	July 12, 2012	7,124
	4,000	6.05	October 1, 2012	25,960
	1,298	6.93	November 15, 2012	7,282
	1,289	6.98	February 21, 2013	7,167
	1,244	7.23	May 16, 2013	6,606
	1,153	7.80	August 8, 2013	5,465
	4,000	7.81	October 1, 2013	18,920
	1,157	7.78	October 17, 2013	5,507
	1,042	8.64	February 6, 2014	4,064
	1,149	8.70	April 16, 2014	4,412
	1,122	8.91	July 23, 2014	4,073
	4,000	8.50	October 1, 2014	16,160
	1,372	8.02	October 15, 2014	6,201
	2,081	7.69	January 21, 2015	10,093
	2,286	7.00	April 29, 2015	12,664
	2,186	7.32	July 8, 2015	11,411
	1,916	8.35	October 14, 2015	8,028
	4,000	8.55	October 21, 2015	15,960
	1,809	9.40	January 20, 2016	5,680
	1,958	8.17	April 17, 2016	8,556
	2,254	7.10	July 7, 2016	12,262
	2,051	7.80	October 13, 2016	9,722
	4,000	7.72	November 20, 2016	19,280
	3,030	8.25	January 19, 2017	12,999
	2,413	10.36	April 13, 2017	5,260
	2,119	11.80	July 20, 2017	1,568
	2,500	11.39	October 1, 2017	2,875
	2,328	10.74	October 26, 2017	4,190
	2,488	10.05	February 1, 2018	6,195
	2,148	11.64	April 11, 2018	1,933
	2,294	10.90	August 1, 2018	3,762
	4,000	9.31	October 1, 2018	12,920
	2,762	9.05	October 24, 2018	9,639
	2,967	10.11	January 30, 2019	7,210
	2,765	10.85	April 24, 2019	4,673
	2,812	10.67	July 31, 2019	5,258

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Eileen A. Mercier
	500	14.10	November 25, 2009	-
	86	15.01	November 25, 2009	-
	112	24.51	January 27, 2010	-
	168	16.23	April 20, 2010	-
	283	9.70	July 27, 2010	804
	250	11.34	October 2, 2010	300
	268	10.23	October 19, 2010	619
	300	9.15	January 25, 2011	1,017
	427	6.44	April 20, 2011	2,606
	305	8.99	August 10, 2011	1,083
	4,000	9.05	October 1, 2011	13,960
	270	10.15	October 19, 2011	645
	412	10.30	February 21, 2012	923
	498	8.53	April 19, 2012	1,997
	607	7.00	July 12, 2012	3,363
	4,000	6.05	October 1, 2012	25,960
	613	6.93	November 15, 2012	3,439
	608	6.98	February 21, 2013	3,380
	622	7.23	May 16, 2013	3,303
	576	7.80	August 8, 2013	2,730
	4,000	7.81	October 1, 2013	18,920
	578	7.78	October 17, 2013	2,751
	521	8.64	February 6, 2014	2,032
	574	8.70	April 16, 2014	2,204
	561	8.91	July 23, 2014	2,036
	4,000	8.50	October 1, 2014	16,160
	685	8.02	October 15, 2014	3,096
	1,040	7.69	January 21, 2015	5,044
	1,143	7.00	April 29, 2015	6,332
	1,093	7.32	July 8, 2015	5,705
	958	8.35	October 14, 2015	4,014
	4,000	8.55	October 21, 2015	15,960
	904	9.40	January 20, 2016	2,839
	979	8.17	April 17, 2016	4,278
	1,127	7.10	July 7, 2016	6,131
	1,026	7.80	October 13, 2016	4,863
	4,000	7.72	November 20, 2016	19,280
	1,591	8.25	January 19, 2017	6,825
	1,267	10.36	April 13, 2017	2,762
	1,112	11.80	July 20, 2017	823
	2,500	11.39	October 1, 2017	2,875
	1,222	10.74	October 26, 2017	2,200

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Eileen A. Mercier
	1,306	10.05	February 1, 2018	3,252
	1,128	11.64	April 11, 2018	1,015
	1,204	10.90	August 1, 2018	1,975
	4,000	9.31	October 1, 2018	12,920
	1,450	9.05	October 24, 2018	5,061
	1,546	10.11	January 30, 2019	3,757
	1,440	10.85	April 24, 2019	2,434
	1,464	10.67	July 31, 2019	2,738

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Gerald T. Squire
	2,000	7.14	January 30, 2013	10,800
	783	7.23	May 16, 2013	4,158
	1,089	7.80	August 8, 2013	5,162
	4,000	7.81	October 1, 2013	18,920
	1,093	7.78	October 17, 2013	5,203
	984	8.64	February 6, 2014	3,838
	977	8.70	April 16, 2014	3,752
	954	8.91	July 23, 2014	3,463
	4,000	8.50	October 1, 2014	16,160
	1,060	8.02	October 15, 2014	4,791
	1,756	7.69	January 21, 2015	8,517
	1,929	7.00	April 29, 2015	10,687
	1,844	7.32	July 8, 2015	9,626
	1,617	8.35	October 14, 2015	6,775
	4,000	8.55	October 21, 2015	15,960
	1,436	9.40	January 20, 2016	4,509
	1,775	8.17	April 17, 2016	7,757
	2,042	7.10	July 7, 2016	11,108
	1,859	7.80	October 13, 2016	8,812
	4,000	7.72	November 20, 2016	19,280
	2,667	8.25	January 19, 2017	11,441
	2,124	10.36	April 13, 2017	4,630
	1,864	11.80	July 20, 2017	1,379
	2,500	11.39	October 1, 2017	2,875
	2,048	10.74	October 26, 2017	3,686
	2,189	10.05	February 1, 2018	5,451
	1,890	11.64	April 11, 2018	1,701
	2,018	10.90	August 1, 2018	3,310

Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)
Gerald T. Squire
	4,000	9.31	October 1, 2018	12,920
	2,431	9.05	October 24, 2018	8,484
	2,671	10.11	January 30, 2019	6,491
	2,423	10.85	April 24, 2019	4,095
	2,437	10.67	July 31, 2019	4,557

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2009.
(b)	Based on $12.54, the closing price of the Company’s Class A subordinate Voting shares on the Toronto Stock Exchange on September 30, 2009.